SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
TOKYO
WASHINGTON, DC

FOUNDED 1866



Our Ref: 22277-00002

September 26, 2006


SEC MAIL PROCESSING
RECEIVED
SEP 29 2006
WASH, D.C.
199
SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find a copy of Interim Report 2006 which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

HK1 377804v.1

File No.: 82-34696

COSL

CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司


INTERIM REPORT 2006 年中期報告

COSL 2006

INTERIM REPORT

CHINA OILFIELD SERVICES LIMITED

Financial Highlights

1. Turnover increased by 20.7% to RMB2,863.5 million
2. Profit from operations increased by 42.9% to RMB691.3 million
3. Net profit increased by 20.6% to RMB670.3 million
4. Basic earnings per share were RMB16.78 cents

Dear Shareholders

As oil prices remain at a high level and global demand for oilfield services is robust, the oil and gas development activities in offshore China and worldwide are highly dynamic. I am pleased to report to our dear Shareholders that the operating results of China Oilfield Services Limited achieved a record high in the first half of 2006, driven by a cyclical boom in the industry.

Operating results of the Company continued to grow. In the first half of 2006, the Company realized sustained and stable growth in operating results. Net income from sales grew by 20.7% compared with the first half of 2005. Operating profit and net profit grew by 42.9% and 20.6% respectively over the same period last year. Meanwhile, EBITDA was RMB1,171.0 million, representing an increase of 33.0% over the same period last year. Operating profit margin also increased to 24.1% from 20.4% in the same period last year. Turnover for the first half of the year was RMB2,863.5 million, representing an increase of 20.7% over the same period last year. The increase was primarily attributable to the increases in the turnover from drilling services, marine support and transportation services and geophysical services of 28.6%, 14.6% and 56.3% respectively. Turnover from overseas operation was RMB568.9 million, representing a growth of 178.0% over the same period last year and accounted for 20.0% of the total turnover. Net profit of the Company was RMB670.3 million, representing a 20.6% increase over RMB555.9 million in the same period of 2005. In addition, the Company succeeded in obtaining an income tax refund of RMB176.0 million for new and high technological enterprises.

Drilling services continued to grow substantially. In the first half of the year, turnover from drilling services amounted to RMB1,364.4 million, representing an increase of RMB303.4 million, or 28.6%, from RMB 1,061.0 million in the same period last year. Operating profit margin also increased to 32%. While maintaining a high calendar day leasing rate, our day rate for drilling increased by 43.6%. Of the increase, day rate of jack-up rigs increased by 30.4% to reach US$49,663/day, where as that of semi-submersible rigs increased by 78.7% to US$109,723/day. Reasons for the increases included the frequent commencement of exploration and development activities in offshore China and increased level of overseas operation of drilling rigs.

Facility capacity has been further strengthened. In response to the current robust market demand for oilfield services, the Company continued to expand its investment in facilities. In the first half of the year, COSL941, a 400-feet jack-up rig, was delivered and commenced operation in late June. COSL718, a 6-streamer geophysical vessel, also commenced operation in the first half of the year, thus enhancing greatly our service capacity and work efficiency. In addition, the construction of COSL942, another 400-feet jack-up rig, has just started. Strengthening of the facility capacities will enable us to keep extending our service area and enhance our competitiveness.

Diversified development in overseas market. In the first half of 2006, the Company effectively increased revenue from overseas operation to RMB569.0 million, representing an increase of 178% over the same period in 2005. Overseas revenue as a ratio of gross revenue increased from 9% at the year end of 2005 to 20%. Operating profit margin reached 28.9%, which was 5.8 percentage point higher than that of domestic operation. Our semi-submersible rigs NH2 and NH6 performed drilling operations in Myanmar and Australia respectively during the period. NH2 secured a 3-month drilling service contract in the Natuna sea of Indonesia. At the same time, the Company actively expanded into other related drilling services. After having secured a contract to provide platform management service to Northern Drilling Company of Iran in January, in June we secured a contract to provide Workover Pulling Unit (WPU) senior management personnel for BR Energy

in Malaysia, including the provision to the client of relevant maintenance and training on the procedures for managing Quality, Health, Safety and Environmental protection (QHSE) in addition to operation and management services. Meanwhile, our self-developed ELIS equipment was certified by our client for operation in UAE. The operating sphere of the Company has now expanded to 11 regions and countries including Indonesia, Myanmar, the Philippines and Australia, shaping the trend of diversified development. The continuous developments in overseas markets not only increased the Company's influence in these regions, but has to a large extent built up the COSL brand image, as well as laid a solid foundation for the Company to achieve its goal of a 30% overseas revenue contribution in 2008.

Highly effective financing with low cost. To ensure normal operation of the Company and relieve pressure on capital, we conducted effective financing activities in the first half of the year to improve the Company's capital structure. In February this year, we issued short-term debentures of RMB1.0 billion, at a nominal interest rate of 3.1%. In June we obtained an RMB944.0 million strategic loan from the Import-Export Bank of China at an interest rate of 4.05%, which was lower than the borrowing rate of 6.39% of other banks in the same period. We succeeded in obtaining financing of RMB1.9 billion in total.

Scientific research of the Company bore fruitful results in the first half of the year with the granting of 3 patents. Adding to that, spotlight scientific research projects like "Formation Characteristics Tools (FCT)", as an engineering project of the PRC's Eleventh "Five-year Plan", passed the examination by State 863 experts. Feasibility and technological research for ASDD [Artificial Seabed Deepwater Drilling] was completed and the project proceeded to the stage of industrial experiment.

In the first half of the year, the Company continued to drive firmly for the smooth and efficient operation of the QHSE system to effectively cater for the needs in production operation. To achieve this, we focused on establishing a safety culture and realized participation of all employees through enhanced safety training. The overall safety in production was secured in the first half of the year, as the total number of accidents dropped compared with the same period last year. OHSA statistical recordable accident rate was 0.3, in line with the Company's QHSE target for the year. The work safety was under control.

Looking forward into the second half of the year, as an oilfield service supplier, we are optimistic about the future, in view of the continuous growth in global oil demand and marine oil and gas exploration and development. We will continue to firmly implement the Company's strategies, expand our operation capacity, focus on technological integration, create service value, improve structural and operating efficiency, further utilize the international operation of capital, increase the ratio of overseas revenue, provide integrated services and "one-stop" solutions, with an aim to create maximum value for our clients and realize a "win-win" situation for our shareholders, clients, staff and business partners.

Last but not least, I would like to express my sincere gratitude for all the Shareholders, directors and colleagues for your persistent support for the Company's growth.



Yuan Guangyu
Chief Executive Officer

Hong Kong, 21 August 2006

BUSINESS REVIEW

Drilling Services

In the first half of 2006, international crude oil prices continued the upward trend in 2005. Higher demand than supply coupled with geopolitical factors and international futures speculation resulted in the United States West Texas crude oil futures averaging an increase of approximately 30% over the same period last year. Rising crude oil prices stimulated exploration and development activities of oil and natural gas and oil field services statistics indicated a promising prospect. The Baker Hughes website data showed that in the first half of the year, average worldwide drilling platform count was 2,954, representing a 14.3% increase over 2,585 in the same period last year. To meet the demand for drilling rigs in offshore China and worldwide, we are steadily expanding our facilities. As at 30 June 2006, we operated a total of 15 drilling rigs (including 1 leased rig). Of these rigs, 8 operated in the Bohai Bay, 3 operated in the South China Sea,1 operated in Australia, 1 operated in Myanmar and 1 was being repaired in Singapore (from 29 April 2006 to 20 August 2006). The newly built 400-feet jack-up rig COSL 941 commenced operation on 26 June 2006. Its first area of operation will be in the western part of the South China Sea.

In the first half of 2006, demand for drilling activities in offshore China remained strong. Driven by the overseas operations of two semi-submersible rigs (NH2 and NH6), average day rate for our rigs was US$61,653/day, up by 43.6% over the same period last year. Average day rate for our jack-up rigs was US$49,663/day, representing a 30.4% growth over the same period last year. Our semi-submersible rigs recorded an average day rate of US$109,723/day, a 78.7% increase over the same period last year. During this period, the utilization rates on utilizable days of both our jack-up rigs and semi-submersible rigs reached 100%, up by 0.6 percentage point and 2.0 percentage points respectively over the same period last year. Our calendar day utilization rate was down by 2.3 percentage point compared with the same period last year. Decreases for jack-up rigs and semi-submersible rigs were 1.5 percentage point and 5.3 percentage point respectively. The decrease was due to upgrading modifications of jack-up rig BH4 and semi-submersible rig NH6, which increased the days of maintenance by 80 days compared to the same period last year, making a total of 315 days. As a result, the aggregate operating days of our rigs in the first half of the year were 2,224 days, which was 54 days less than the same period last year. Among the decrease was 25 days recorded by jack-up rigs and 29 days by semi-submersible rigs.

Our well workover services completed a total of 6,112 team days in the first half of the year, representing a 50.1% rise over the 4,073 team days in the same period last year. This included 5,225 team days for domestic operation, representing an increase of 28.3% over the same period last year. The new Indonesian well workover project contributed 887 team days.

In the first half of 2006, the overseas operating area of our drilling rigs continued to expand. Semi-submersible rigs NH2 and NH6 were deployed to Myanmar and Australia respectively for well drilling. During the period, NH2 secured a 3-month drilling contract in the Natuna sea of Indonesia. The Company had been actively expanding into other related drilling services. After securing a contract to provide platform management service to Northern Drilling Company of Iran in January, we secured a contract to provide Workover Pulling Unit (WPU) senior management personnel for BR Energy in Malaysia in June. Apart from operation and management services, the Company also provided clients with relevant maintenance and training on QHSE system management procedure.

In the first half of 2006, we selectively provided our clients with Integrated Project Management (IPM) services which comprised drilling and well workover as demanded by the market. A total of 11 IPM contracts were executed,

realizing a contract revenue of RMB380.6 million, down by 29.5% from RMB540.0 million in the same period last year.

Well Services

In the first half of 2006, our well services continued to include logging, drilling fluids, directional drilling, cementing, well completion and related activities for exploration and development in offshore China. At the same time, we committed ourselves to expanding into overseas markets in Southeast Asia, such as Indonesia and the Philippines.

Logging

We completed 350 logging trips in the first half of 2006, an increase of 8 trips from 342 trips in the same period last year. Turnover from logging services during the first half of 2006 amounted to RMB134.5 million, against RMB120.1 million in the same period last year. The 12.0% growth is attributable to greater utilization of new technology and growth in overseas business.

Drilling Fluids

We offered drilling fluids services for 169 wells in the first half of 2006, a decrease of 5 wells compared to 174 wells in the same period last year. Drilling fluids generated revenue of RMB120.0 million in the first half of 2006, decreasing by 7.6% from RMB129.9 million in the same period last year. The decrease in revenue was attributable to a decrease in working volume.

Directional Drilling

We performed directional drilling services on 101 trips in the first half of 2006, a 6.3% rise over the 95 trips in the same period last year. Revenue from directional drilling services amounted to RMB134.5 million compared to RMB144.7 million in the same period last year. The 7.0% decrease was attributable to a decrease in the operation of advanced equipments.

Cementing

We completed cementing services on 135 wells in the first half of 2006, 13 more than the 122 wells in the same period last year. Revenue generated from cementing services in the first half of 2006 was RMB141.2 million, a 45.1% increase as compared to RMB97.3 million in the same period last year. The increase was attributable to the 7 well cementing projects in Myanmar and the Philippines.

Other Well Services

Other well services generated revenue of RMB76.5 million in the first half of 2006, a decrease of RMB57.8 million from RMB134.3 million in the same period last year. The drop in revenue for the period was attributable to a decrease in the trading of commodities not produced by the Company.

Marine Support and Transportation Services

As at 30 June 2006, we operated a total of 68 marine support vessels, 5 oil tankers and 1 chemical tanker and leased 5 chemical tankers.

Our marine support and transportation fleet maintained a high utilization rate. The number of operating days in the first half of 2006 was 11,632 days, up by 1.6% from the 11,444 days in the same period last year. Utilization rate grew to 94.5% from 93.1% the same period last year with the number of days for marine support vessels maintenance decreased by 152 days.

In the first half of the year, average day rate of our fleet grew by 7.0% over the same period last year to reach US$0.92/kilowatt day.

Gross transportation volume of Oil Tankers for the first half of the year was 740,910 tons, 36,007 tons less than the 776,917 tons in the same period last year. The decrease is attributable to a decrease in market demand.

Gross transportation volume of chemical tankers was 219,350 tons, of which 49,120 tons were attributable

to the new chemical tankers acquired in the second half of 2005, and the rest of the volume came from the leased chemical tankers.

In the first half of 2006, we had one standby vessel in the Middle East to serve our clients. The rest of the fleet operated in offshore China.

Geophysical Services

Seismic Services

As at 30 June 2006, the Company owned a fleet of 7 seismic vessels, of which 1 was operating in Bohai Bay, China, 1 in the East China Sea, 4 in the South China Sea and 1 in East Africa. In addition, 4 geotech survey vessels operated in offshore China.

In the first half of 2006 we collected 30,229 kilometers of 2D seismic data and 3,494 sq. kilometers of 3D seismic data. 2D seismic data increased by 9,362 kilometers, or 44.9%, from the 20,867 kilometers in the same period last year. During this period, 3 geophysical vessels took turns to operate in East Africa and Indonesia. Overseas operation surged by 269.0%. 3D seismic data increased by 1,263 sq. kilometers, or 56.6%, from 2,231 sq. kilometers in the same period last year. The growth was attributable to the highly efficient operation of the 6-streamer seismic vessel, COSL718, which commenced operation in the first half of the year and collected 1,461 sq. kilometers of 3D seismic data.

In the first half of 2006, 3D data processed reached 1,296 sq. kilometers, an increase of 565 sq. kilometers, or 77.3%, over the same period last year. 2D data processed was 3,035 kilometers, a decrease of 1,255 kilometers or 29.3% from the same period last year.

Surveying Services

Turnover from surveying services totaled RMB70.9 million in the first half of 2006, an increase of RMB27.3 million from RMB43.6 million in the same period last year. This was mainly attributable to the additional RMB25.0 million brought about by COSL709 which commenced operation in the second half of 2005. The vessel is an integrated surveying and positioning vessel with multiple functions for testing, maintaining and laying marine facilities.

FINANCIAL REVIEW

Turnover

Turnover for the first half of 2006 amounted to RMB2,863.5 million, representing an increase of RMB491.0 million, or 20.7%, compared to RMB2,372.5 million the same period last year. This increase was mainly attributable to the growth in drilling services, marine support vessels and transportation services and geophysical services. Turnover from overseas business reached RMB568.9 million, an increase of 178.0% over the same period last year and representing 20.0% of gross turnover.

Driven by the overseas operation of semi-submersible rigs and robust exploration and development activities in offshore China in the first half of 2006, our drilling services recorded a significant growth. Turnover in this period was RMB1,364.4 million, which was RMB303.4 million or 28.6% more than the RMB1,061.0 million in the same period last year.

In the first half of 2006, turnover from well services amounted to RMB606.7 million, representing a decrease of RMB19.6 million from RMB626.3 million the same period last year. This decrease in turnover was mainly attributable to a decrease of RMB94.1 million in the trading of commodities not produced by the Company. Excluding this factor, well services recorded a 14.0% increase in revenue. New overseas projects include well workover in Indonesia, pre-drilling project in Myanmar and well cementing in the Philippines.

In the first half of 2006, turnover from marine support

vessels and transportation services amounted to RMB489.9 million, an increase of RMB62.3 million or 14.6%, over the RMB427.6 million in the same period last year. The increase in turnover was attributable to a 7.0% growth in the price of marine support and transportation services to US$0.92/kilowatt per day. Strong demand in the chemicals marine transportation market raised revenue by 27.6%.

In the first half of 2006, turnover from geophysical services amounted to RMB402.5 million, representing an increase of RMB144.9 million or 56.3%, compared to RMB257.6 million in the same period last year. This increase was mainly attributable to the seismic data collection services.

Other Revenues

In the first half of 2006, we recorded other revenues of RMB8.8 million, representing a decrease of 6.4% from RMB9.4 million for the same period last year.

Operating Expenses

In the first half of 2006, we recorded total operating expenses of RMB2,181.1 million, representing an increase of RMB282.7 million or 14.9% from RMB1,898.4 million for the same period last year. The increase was mainly attributable to higher labour costs, repairing costs, lease expenses and depreciation. Labour costs amounted to RMB486.5 million, representing an increase of 28.5%. The increase arose from additional employee for various business segments of the Company in the second half of last year, to facilitate the functioning of new facilities and expansion into overseas markets. Repairing costs were RMB127.1 million, representing an increase of 140.7%, arising from the repairing of certain drilling rigs as necessary according to schedule. Lease expenses reached RMB131.9 million, representing an increase of 72.4%. The leasing days of drilling rigs, chemical tankers and seismic data collection standby vessels were increased to meet operational needs. Depreciation charges were RMB430.9 million, representing a rise of 15.8%. The increase mainly came from the new seismic vessel (COSL718), surveying vessel (COSL709) and renewed drilling rig equipment, as well as well services equipment.

In the first half of 2006, operating expenses from drilling amounted to RMB930.4 million, representing an increase of RMB160.2 million or 20.8% compared to RMB770.2 million the same period last year. This increase was mainly attributable to higher repairing costs, labour costs, lease expenses and other operating expenses. Repairing costs amounted to RMB87.3 million, representing a surge of 369.4% over a year ago. The increase was attributable to maintenance on client's request prior to NH6's operation in Australia. Labour costs reached RMB221.4 million, represented a rise of 23.1%, owing to increased employee subsidy to support overseas development. Lease expenses amounted to RMB59.4 million, representing a 58.9% rise. The increase was attributable to a rise in lease expense for the leased drilling rig COSL935, as its days under maintenance was 120 days less than the same period last year. Other operating expenses amounted to RMB52.5 million, representing an increase of RMB27.8 million over the same period last year. The same period last year retrieved doubtful debts of RMB21.5 million.

In the first half of 2006, operating expenses from well services were RMB538.1 million, representing a decrease of RMB27.3 million or 4.8% from RMB565.4 million in the first half of 2005. The decrease was mainly attributable to less sales of materials and sub-contracting. As a result, consumption of materials and other services was RMB248.2 million, representing a decrease of 14.7% compared to the same period last year. Sub-contracting expenses recorded RMB66.8 million which was 39.1% less than the same period last year.

In the first half of 2006, operating expenses from marine support and transportation services were RMB379.6 million, representing an increase of 7.7% from RMB352.4 million in the same period last year.

The increase was due to higher labour costs and lease expenses as compared to the same period last year. Labour costs totaled RMB111.4 million, a 28.5% rise over the same period last year as a result of more operators recruited for the additional chemical tankers. Lease expenses were RMB30.7 million, representing an increase of 80.6%. In order to meet the demand in the chemical transportation market, 5 chemical tankers had been hired and the leasing time was longer than the same period last year.

In the first half of 2006, operating expenses from geophysical services were RMB333.0 million, representing an increase of RMB122.5 million or 58.2% from RMB210.5 million in the same period of last year. The rise was attributable to higher costs for materials and other consumption items, increased labour costs, subcontracting costs, depreciation charges and lease expenses. Materials and other consumption costs amounted to RMB134.9 million, representing a 51.3% rise over the same period last year, attributable to higher prices for raw materials including fuels and more consumption of materials needed for increased operation. Labour costs amounted to RMB66.3 million, representing an increase of 46.2% over the same period last year. The increase was mainly due to increased personnel for the new geotech survey vessel and seismic vessel. Sub-contracting costs amounted to RMB20.7 million, representing an increase of RMB18.7 million over the RMB2.0 million in the same period last year. The increase came mainly from surveying projects. Lease expenses were RMB19.7 million, representing an increase of RMB10.3 million over the RMB9.4 million in the same period last year. The increase was due to a rise in the lease expenses for standby vessels and positioning vessels. Depreciation charges were RMB55.7 million, representing a 48.6% increase over the same period last year. The increase was related to the addition of a seismic vessel COSL718 and upgrading the data collection system on a seismic vessel in the second half of last year.

Operating Profit

In the first half of 2006, we achieved an operating profit of RMB691.3 million, representing an increase of RMB207.7 million or 42.9% compared to RMB483.6 million the same period last year. The increase was primarily attributable to higher charge rates for drilling services, marine support and transportation services and more geophysical services. Drilling services recorded an operating profit of RMB434.1 million, representing an increase of RMB142.6 million or 48.9% compared to RMB291.5 million the same period last year. Marine support and transportation services recorded an operating profit of RMB110.4 million, representing an increase of RMB35.1 million or 46.6% compared to RMB75.3 million the same period last year. Operating profit from well services amounted to RMB77.0 million, representing an increase of RMB7.6 million or 11.0% compared to RMB69.4 million for the same period last year. Operating profit from geophysical services amounted to RMB69.8 million, representing an increase of RMB22.5 million or 47.6% compared to RMB47.3 million the same period last year.

Our overseas operation generated an operating profit rate of 28.9% in the first half of the year, which is 5.8 percentage point higher than our home average operating profit rate of 23.1%, contributing to the improvement in overall operation performance.

Financial Expenses

Net financial expenses for the first half of 2006 amounted to RMB17.8 million, representing a decrease of RMB30.7 million from the net financial income of RMB12.9 million for the same period last year. Major reasons include an increase in the net loss of foreign exchange by RMB12.3 million and an increase in interest expenses on loans by RMB13.6 million.

Share of Profit from joint ventures

In the first half of 2006, our share of profit from jointly-controlled entities amounted to RMB56.6 million,

representing an increase of RMB9.2 million or 19.4% compared to RMB47.4 million for the same period last year. The increase was attributable to the significant growth in revenue contributions from CNOOC-Otis Well Completion Services Limited and China Nanhai-Magcobar Mud Corporation Limited.

Income Tax

In the first half of 2006, tax expenses amounted to RMB59.7 million. Tax credit amount for the same period in 2005 was RMB12.0 million. In the first half of the year, the Company received tax refund for advanced technology enterprise from the tax authority which reduced income tax expenses by RMB176.0 million. Tax refund in the same period of 2005 was RMB191.3 million.

Profit After Tax

Our profit after tax in the first half of 2006 was RMB670.3 million, representing an increase of RMB114.4 million or 20.6% compared to RMB555.9 million for the same period last year.

Cash Flows

Our cash and cash equivalent were RMB731.1 million at the beginning of 2006. Net cash inflow from operations for the period was RMB667.5 million. Net cash outflow regarding investment activities was RMB663.9 million and net cash inflow from financing activities was RMB1,403.7 million. As at 30 June 2006, our cash and cash equivalent were RMB2,138.5 million, comprising of RMB1,600.0 million and US$81.0 million. Our cashflow from operating activities in foreign currency matched with its capital expenditure and there is no exchange risk.

Capital Expenditure

Capital expenditure in the first half of 2006 was RMB719.4 million. Among this, RMB303.7 million was spent on drilling business mainly for a 400-feet jack-up rig which commenced operation on 26 June 2006 and another 400-feet jack-up rig currently under construction. RMB125.7 million was spent on well services, mainly for the purchase of facilities including well testing systems and well cementing facilities. RMB205.6 million was spent on marine support and transportation services, mainly to purchase 2 chemical tankers currently under construction and support the construction of 2 other chemical tankers. RMB84.4 million was spent on geophysical services, mainly for upgrading and maintaining the data collection system on a geophysical vessel.

Cash Inflow from Financing Activities

In the first half of 2006, net cash inflow from financing activities amounted to RMB1,403.7 million. Sources including the issue on 10 February 2006 of a short term debenture with a nominal interest rate of 3.1% and a total amount of RMB967.9 million, the borrowing on 30 June 2006 of a strategic loan with a nominal interest rate of 4.05% and a total amount of RMB600.0 million, as well as the payment of dividend of RMB164.2 million.

Outlook

Global exploration and development activities in relation to oil and natural gas fields are expected to continue with the trend of strong growth in the second half of this year. We are confident in our leading position in offshore China and are dedicated to opening up overseas markets with comprehensive oilfield services to regions and countries including Southeast Asia and Australia. In view of this, the utilization rate of our fleet is expected to remain at a high level. With new facilities such as drilling rigs and seismic vessels commencing operation, our capacity will be further enhanced. In the meantime, we are expanding our facilities with emphasis on aspects like technological innovation to further improve our efficiency and contribute to a steady growth in our annual performance.

Audit Committee

The audit committee comprised of three independent directors of the Company. The audit committee has reviewed the accounting principles and practices adopted by the Group as well as the internal control and financial reporting matters. Ernst & Young has also completed review of the interim financial report in accordance with Statement of Auditing Standards 700 "Engagement to review interim financial reports", issued by the Hong Kong Institute of Certified Public Accountants. The unaudited interim financial report for the period ended 30 June 2006 has been reviewed by the audit committee. There was no disagreement by Ernst & Young or the audit committee with the accounting treatment of the Company.

Corporate Governance

The Board considers it necessary to clarify in detail the Company's deviation from Code Provision E1.2 of the Code on Corporate Governance Practices (the "Code") in respect of the annual general meeting (the "AGM") of the Company held on 25 May 2006. The Chairman of the Board was absent due to an unexpected matter and, the Board, in accordance with the Articles of Association, passed a resolution to nominate Simon X. Jiang ,an independent non-executive director, to chair the Meeting, The Company, will arrange the Chairman of the Board to chair the AGM and the corresponding chairpersons of each professional committee to attend AGM of the Company in the future.

Apart from the above the Board is of the view that the Company has complied with the requirements of the Code throughout the reporting period.

Compliance with the Model Code for Securities Transactions by Directors of Listed Companies

The Board of the Company confirmed, having conducted specific enquires with all directors of the Company, that all members of the Board has complied with the required standards of the Model Code for Securities Transactions by Directors of Listed Companies as set out in the Appendix 10 of the Listing Rules throughout the interim reporting period of the year.

Interests of Substaintial Shareholder and Other Persons of the Company in Shares

As at 30 June 2006, so far as is known to any directors and the chief executive of the Company, the following interest or a short position in the share and underlying shares of 5% or more in the issued capital or H share capital of the Company were recorded in the register required to be kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

Name	Capacity and nature of interest	Number and class of shares (Note a)	Approximate percentage in the same class of shares	Approximate percentage of issued share capital
China National Offshore Oil Corp.	Beneficial owner	2,460,468,000(L) Domestic shares	100.00%	61.58%
Fidelity International Limited	Investment Manager	108,780,000(L) H shares	7.09%	2.72%
SKAGEN Kon-Tiki Verdipapirfond	Interest in a controlled corporation (note b)	78,236,000(L) H shares	5.10%	1.96%

(a) "L" denotes long position

(b) The direct beneficial owner is Stravanger Fondsforvaltning AS, a controlled corporation of SKAGEN Kon-Tiki Verdipapirfond which is an investment manager.

Save as disclosed above, the directors are not aware of any other person or corporation that has an interest that was required to be recorded pursuant to section 336 of the Securities and Futures Ordinance.

Purchase, Disposal and Redemption of Our Listed Securities

Neither COSL nor our subsidiaries have purchased, disposed of or redeemed any of COSL's listed securities during the first six months of 2006.

Directors' and Supervisors' Interests in Contracts

During the six months ended 30 June 2006, none of the directors and supervisors had any material interest, whether direct or indirect, in any contract that was significant to the Group's business and to which the Company, its controlling shareholder or any of its subsidiaries or the subsidiaries of the Group was a party.

Directors' and Supervisors' Interests in Shares

As at 30 June 2006, none of the directors and supervisors of the Company or any of their associates had any interest or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance) as recorded in the register required to be kept by the Company under section 352 of the Securities and Futures Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Directors' and Supervisors' Rights to Acquire Shares or Debentures

At no time during the first six months ended 30 June 2006 were any rights granted to any of the directors and supervisors of the Company and their respective associates, to acquire benefit by means of the acquisition of Shares in or debentures of the Company, or were any such rights exercised by any such person; nor was the Company, its controlling shareholder or any of its subsidiaries or any of the Group's subsidiaries a party to any arrangement which would enable any of the directors or supervisors of the Company to acquire such rights in any other body corporate.

Disclosure of Information on the HKSE's Website

All information required by paragraphs 46(1) to 46(6) of Appendix16 of the Listing Rules will be published on the HKSE's website (http://www.hkex.com.hk) and our website (http://www.cosl.com.cn) in due course.

As at the date of this report, the executive directors of the company are Messrs. Yuan Guangyu and Li Yong; the non-executive directors are Messrs. Fu Chengyu and Wu Mengfei; and the independent non-executive directors are Messrs. Gordon Che. Keung. Kwong, Andrew Y. Yan and Simon X. Jiang.

By order of the Board



Fu Chengyu
Chairman
Hong Kong, 21 August 2006

INDEPENDENT REVIEW REPORT

TO THE BOARD OF DIRECTORS
CHINA OILFIELD SERVICES LIMITED (THE "COMPANY")

(Established in the People's Republic of China with limited liability)

We have been instructed by the Company to review the interim financial report of the Company and its subsidiaries (collectively as the "Group") for the six months ended 30 June 2006, as set out on pages 12 to 29.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors. It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of the Group's management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2006.

Ernst & Young
Certified Public Accountants

Hong Kong
21 August 2006

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

Six months ended 30 June 2006

	Notes	Six months ended 30 June 2006 (unaudited) RMB'000	2005 (unaudited) RMB'000
TURNOVER	3	2,863,539	2,372,549
Other revenues		8,837	9,402
Operating expenses			
Depreciation		(430,924)	(372,032)
Employee compensation costs		(486,515)	(378,515)
Repair and maintenance costs		(127,062)	(52,843)
Consumption of supplies, materials, fuel, services and others		(766,547)	(724,082)
Subcontracting expenses		(91,794)	(206,786)
Operating lease expenses		(131,865)	(76,447)
Other selling, general and administrative expenses		(32,173)	(27,823)
Other operating expenses		(114,215)	(59,831)
Total operating expenses		(2,181,095)	(1,898,359)
PROFIT FROM OPERATING ACTIVITIES		691,281	483,592
Financial income/(costs)			
Exchange losses, net		(12,800)	(457)
Interest expenses		(13,623)	-
Interest income		8,580	13,356
		(17,843)	12,899
Share of profits and losses of jointly-controlled entities		56,575	47,368
PROFIT BEFORE TAX		730,013	543,859
Tax	4	(59,734)	12,036
PROFIT FROM THE PERIOD		670,279	555,895
Attributable to:			
Equity holders of the Company		670,205	555,895
Minority interests		74	-
		670,279	555,895
DIVIDEND - Proposed special interim dividend	5	-	55,535
EARNINGS PER SHARE-basic	6	16.78 cents	13.91 cents

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

30 June 2006

	Notes	30 June 2006 (unaudited) RMB'000	31 December 2005 (audited) RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment, net	7	7,532,520	7,258,247
Interests in jointly-controlled entities		420,948	239,936
Total non-current assets		7,953,468	7,498,183
CURRENT ASSETS			
Inventories		288,995	229,784
Prepayments, deposits and other receivables		232,075	208,854
Accounts receivable, net	8	996,552	709,453
Due from other CNOOC group companies	10	2,922	2,800
Pledged time deposits		7,867	1,093
Cash and cash equivalents		2,258,434	1,013,795
Total current assets		3,786,845	2,165,779
CURRENT LIABILITIES			
Trade payables and other payables	11	765,631	925,306
Short term debentures	12	981,917	-
Salary and bonus payables		289,028	206,805
Tax payable		189,346	94,573
Due to the ultimate holding company	9,14	173,423	172,931
Due to other CNOOC group companies	10	24,088	23,789
Total current liabilities		2,423,433	1,423,404
NET CURRENT ASSETS		1,363,412	742,375
TOTAL ASSETS LESS CURRENT LIABILITIES		9,316,880	8,240,558
NON-CURRENT LIABILITIES			
Deferred tax liabilities		354,171	385,816
Interest-bearing bank borrowings	13	600,000	-
Long term payable to the ultimate holding company	14	200,000	200,000
Total non-current assets		1,154,171	585,816
NET ASSETS		8,162,709	7,654,742
EQUITY			
Equity attributable to equity holders of the Company			
Share capital	15	3,995,320	3,995,320
Reserves	16	4,165,419	3,495,214
Proposed dividends		-	164,208
		8,160,739	7,654,742
Minority interests		1,970	-
Total equity		8,162,709	7,654,742

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Six months ended 30 June 2006

Unaudited	Issued share capital RMB'000	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Proposed dividend RMB'000	Subtotal RMB'000	Minority Interests RMB'000	Total equity RMB'000
Balance at 1 January 2006	3,995,320	1,975,810	329,714	1,189,690	164,208	7,654,742	-	7,654,742
Net profit for the period	-	-	-	670,205	-	670,205	74	670,279
Additional capital injection to Jinlong (note 1(b))	-	-	-	-	-	-	1,896	1,896
Final 2005 dividend paid	-	-	-	-	(164,208)	(164,208)	-	(164,208)
As at 30 June 2006	3,995,320	1,975,810	329,714	1,859,895	-	8,160,739	1,970	8,162,709

Unaudited	Issued share capital RMB'000	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Proposed dividend RMB'000	Subtotal RMB'000	Minority Interests RMB'000	Total equity RMB'000
Balance at 1 January 2005	3,995,320	1,975,810	206,565	711,586	175,395	7,064,676	-	7,064,676
Net profit for the period	-	-	-	555,895	-	555,895	-	555,895
Final 2004 dividend declared	-	-	-	-	(175,395)	(175,395)	-	(175,395)
Proposed special interim 2005 dividend	-	-	-	(55,535)	55,535	-	-	-
As at 30 June 2005	3,995,320	1,975,810	206,565	1,211,946	55,535	7,445,176	-	7,445,176

INTERIM CONDENSED CONSOLIDATED CASH FLOW STATEMENT

Six months ended 30 June 2006

	Six months ended 30 June	
	2006 (unaudited) RMB'000	2005 (unaudited) RMB'000
Net cash inflow from operating activities	667,535	601,671
Net cash outflow from investing activities	(663,886)	(266,021)
Net cash inflow before financing activities	3,649	335,650
Net cash inflow/(outflow) from financing activities	1,403,724	(275,395)
Net increase in cash and cash equivalents	1,407,373	60,255
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	731,126	1,258,861
CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,138,499	1,319,116
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and balances with banks and financial institutions	2,266,301	1,710,781
Less: Pledged time deposits for letter of credit facilities	(7,867)	(1,987)
Cash and cash equivalents for the interim condensed consolidated balance sheet	2,258,434	1,708,794
Less: Non-pledged time deposits with original maturity of more than three months when acquired:		
- Bank deposits	(119,935)	(389,341)
- Placements with CNOOC Finance Corporation Limited	-	(337)
Cash and cash equivalents for the interim condensed consolidated cash flow statement	2,138,499	1,319,116

1. CORPORATE INFORMATION AND PRINCIPAL ACTIVITIES

The registered office of China Oilfield Services Limited is located at 3-1516 Hebei Road, Haiyang New and Hi-Tech Development Zone, Tanggu, Tianjin 300451, China.

The Group principally engaged in the provision of oilfield services including drilling services, well services, marine support and transportation services, and geophysical services offshore.

In the opinion of the directors, the ultimate holding company is China National Offshore Oil Corporation ("CNOOC").

As at 30 June 2006, particulars of the principal subsidiaries are as follows:

Name of entity	Place and date of incorporation/ establishment and operations	Percentage of equity directly attributable to the Group	Nominal value of issued and paid up capital	Principal activities
COSL America Inc.	United States of America 2 November 1994	100%	US$100,000	Sale of logging equipment
China Oilfield Services (BVI) Limited	British Virgin Islands 19 March 2003	100%	US$1	Investment holding
Tianjin Jinlong Petro-Chemical Company Ltd. ("Jinlong")	Tianjin, PRC 7 September 1993	70% (b)	RMB4,639,326	Provision of drilling fluids services
COSL (Labuan) Company Limited	Malaysia 11 April 2003	100%	US$1	Provision of drilling services in Indonesia
COSL Services Southeast Asia (BVI) Limited	British Virgin Islands 29 May 2003	100%	US$1	Investment holding
COSL (Australia) Pty Ltd.	Australia 11 January 2006	100%	A$10,000	Provision of drilling services in Australia

(a) The above table lists the principal subsidiaries of the Company, which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group.

(b) The Company made an additional capital injection of RMB2,527,968 to JinLong on 16 March 2006. After the additional capital injection to Jinlong, the percentage of equity directly attributable to the Group increased from 50% to 70% and the Company has control over Jinlong's financial and operating decisions. The financial statements for the period from 16 March 2006 to 30 June 2006 have been incorporated into the Group's consolidated financial statements.

1. CORPORATE INFORMATION AND PRINCIPAL ACTIVITIES Continued

As at 30 June 2006, particulars of the jointly-controlled entities are as follows:

Name of entity	Place and date of incorporation/ establishment and operation	Percentage of equity directly attributable to the Group	Nominal value of issued and paid up capital	Principal activities
China-France Bohai Geoservices Co., Ltd. ("China–France")	Tianjin, PRC 30 November 1983	50%	US$11,650,000	Provision of logging services
China Nanhai-Magcobar Mud Corporation Ltd. ("Magcobar")	Shenzhen, PRC 25 October 1984	60% (d)	US$1,250,000	Provision of drilling fluids services
CNOOC-OTIS Well Completion Services Ltd. ("CNOOC–OTIS")	Tianjin, PRC 14 April 1993	50%	US$2,000,000	Provision of well completion services
China Petroleum Logging-Atlas Cooperation Service Company("Logging-Atlas")	Guangdong, PRC 10 May 1984	50%	US$2,000,000	Provision of logging services
China Offshore Fugro Geo Solutions (Tianjin) Company Ltd. ("Fugro")	Tianjin, PRC 24 August 1983	50%	US$1,720,000	Provision of geophysical services
Eastern Marine Services Ltd. ("Eastern Marine")	Hong Kong 10 March 2006	51% (c) and (d)	US$41,000,000	Marine transportation services

(c) Eastern Marine was established by the Group and Trico Marine Service, Inc. ("Trico") in June 2006 to develop international marine support and transportation services. The Group made a capital contribution of US$20.9 million in cash to Eastern Marine in exchange for its 51% interest in Eastern Marine.

(d) In the opinion of the directors, the Company does not have control over Magcobar's and Eastern Marine's financial and operating decisions, and accordingly, the financial statements of Magcobar and Eastern Marine have not been incorporated into the Group's consolidated financial statements as subsidiaries. The financial statements of Magcobar and Eastern Marine have been dealt with in the Group's consolidated financial statements under the equity accounting method.

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2006 have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting".

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at 31 December 2005.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2005, except for the adoption of the following amendments mandatory for annual periods beginning on or after 1 January 2006:

HKAS 1 Amendment	Capital Disclosures
HKAS 19 Amendment	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 39 Amendment	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 Amendment	The Fair Value Option
HKAS 39 & HKFRS 4 Amendments	Financial Guarantee Contracts
HKFRSs 1 & 6 Amendment	First-time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources
HKFRS 6	Exploration for and Evaluation of Mineral Resources
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease
HK(IFRIC)-Int 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
HK(IFRIC)-Int 6	Liabilities arising from Participating in a Special Market – Waste Electrical and Electronic Equipment

The adoption of pronouncements listed above did not affect the Group's financial statement.

3. SEGMENT INFORMATION

The Group engages in a broad range of petroleum-related activities through its four major business segments: drilling services, well services, marine support and transportation services, and geophysical services. Turnover represents the net invoiced value of offshore oilfield services rendered, net of sales surtaxes. All significant intragroup transactions have been eliminated on consolidation or combination.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that provides services which are subject to risks and returns that are different from those of other business segments.

3. SEGMENT INFORMATION continued

Summary details of the business segments are as follows:

(a) the drilling services segment engages in the provision of oilfield drilling services and well workovers;

(b) the well services segment engages in the provision of logging and downhole services, such as drilling fluids, directional drilling, cementing and well completion;

(c) the marine support and transportation segment engages in the transportation of materials, supplies and personnel to offshore facilities, the moving and positioning of drilling structures and the transportation of crude oil and refined products;

(d) the geophysical segment engages in the provision of offshore seismic data collection, marine surveying and data processing services.

Business Segments

The following tables present the revenue and profit for the Group's business segments for the six months ended 30 June 2006 and 2005:

Six months ended 30 June 2006 (unaudited)	Drilling services RMB'000	Well services RMB'000	Marine support and transportation RMB'000	Geophysical services RMB'000	Total RMB'000
Revenue					
Sales (including intersegment)	1,443,092	622,123	504,616	412,527	2,982,358
Less: Intersegment sales	78,659	15,434	14,737	9,989	118,819
Total sales to external customers	1,364,433	606,689	489,879	402,538	2,863,539
Results					
Segment results	434,141	76,965	110,370	69,805	691,281

Six months ended 30 June 2005 (unaudited)	Drilling services RMB'000	Well services RMB'000	Marine support and transportation RMB'000	Geophysical services RMB'000	Total RMB'000
Revenue					
Sales (including intersegment)	1,105,047	639,592	434,559	257,634	2,436,832
Less: Intersegment sales	44,064	13,299	6,920	-	64,283
Total sales to external customers	1,060,983	626,293	427,639	257,634	2,372,549
Results					
Segment results	291,544	69,430	75,314	47,304	483,592

4. TAX

The Group is subject to income tax on an entity basis on the profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it does not have assessable income currently sourced from Hong Kong.

In accordance with the relevant tax laws in the PRC, the Company is subject to enterprise income tax at the rate of 33%.

During the period, the application by the Company to be treated as an advanced technology enterprise for tax purposes was approved and the Company's enterprise income tax rate for fiscal year 2005 was reduced from 33% to 15%. As a result, a tax refund of RMB176 million relating to fiscal year 2005 has been recorded by the Company in the current period. The eligibility for such tax rate reduction in future is conditional upon the fulfilment of certain conditions on an annual basis as stipulated in the relevant tax rules, which include a minimum proportion of sales of advanced technology services to total sales and a minimum proportion of research and development expenses to each of total expenses and total revenues under the PRC accounting principles.

As a reduction in the enterprise income tax rate from 33% to 15% for the period under review cannot be ascertained at the date of this report, management considers that it is appropriate to use 33% to accrue for the income tax liabilities of the Company for the six months ended 30 June 2006.

The Company's subsidiary incorporated in Malaysia, COSL (Labuan) Company Limited, is subject to deemed profit and withholding tax of 15% based on its taxable profit generated from drilling activities in Indonesia.

The Company's subsidiary incorporated in Australia, COSL (Australia) Pty Ltd, is subject to tax of 30% based on its taxable profit generated from drilling activities in Australia.

The Group's drilling and well service operations in Myanmar are subject to withholding tax of 3% based on the gross revenue generated.

The determination of current and deferred income tax was based on enacted tax rates.

4. TAX continued

An analysis of the Group's provision for tax is as follows:

	Six months ended 30 June	
	2006 (unaudited) RMB'000	2005 (unaudited) RMB'000
Hong Kong profits tax	-	-
Overseas income tax:		
Current income tax	19,322	27,825
Deferred income tax	-	-
PRC corporate income tax:		
Current income tax	248,048	174,950
Tax refund received as an advanced technology enterprise	(175,991)	(191,280)
Deferred income tax	(31,645)	(23,531)
	59,734	(12,036)

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for Mainland China in which the Company and its jointly-controlled entities are domiciled to the tax expense at the effective tax rate and a reconciliation of the applicable rate (i.e. the statutory tax rate) to the effective tax rate is as follows:

	Six months ended 30 June			
	2006 (unaudited)		2005 (unaudited)	
	RMB'000	%	RMB'000	%
Profit before tax	730,013		543,859	
Tax at the statutory tax rate of 33% (2005: 33%)	240,904	33.0	179,473	33.0
Income of jointly-controlled entities already net of income tax	(18,670)	(2.6)	(15,631)	(2.9)
Tax refund recevied as an advanced technology enterprise	(175,991)	(24.1)	(191,280)	(35.2)
Expenses not deductible for tax and others	13,491	1.8	15,402	2.9
Total tax charge at the Group's effective rate	59,734	8.2	(12,036)	(2.2)

"Expenses not deductible for tax and others" included income tax expenses of certain overseas subsidiaries which are not deductible for PRC income tax purpose.

5. DIVIDENDS

In accordance with the articles of association of the Company, net profit after tax for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations and (ii) the net profit determined in accordance with Hong Kong accounting standards.

The board has proposed no interim special dividend for the six months ended 30 June 2006 (2005 interim special dividend proposed: RMB1.39 cents per share) .

6. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to equity holders of the Company for the six months ended 30 June 2006 of approximately RMB670,279,000 (six months ended 30 June 2005: RMB555,895,000) and the 3,995,320,000 (six months ended 30 June 2005: 3,995,320,000) shares in issue during the period.

Diluted earnings per share for the six months ended 30 June 2006 and 2005 have not been calculated because no diluting events existed during these periods.

7. PROPERTY, PLANT AND EQUIPMENT, NET

During the period, the Group acquired tankers and vessels, drilling equipment, machines and equipment, motor vehicles and construction in progress with an aggregate cost amounting to approximately RMB719 million. Machines and equipment amounting to RMB32 million were disposed of in 2006, and the loss on disposal of RMB784,000 incurred by the Company was dealt with in the Group's consolidated financial statements for the six months ended 30 June 2006 as other operating expenses.

As at the date of this report, a drilling rig with an aggregate cost amount and net book value of RMB438 million and RMB79 million, respectively, have yet to complete the title re-registration procedures after the group reorganisation in 2002. The drilling rig has been operating in Indonesia since 2003 and the re-registration process can only be completed when the rig is physically in Mainland China.

8. ACCOUNTS RECEIVABLE, NET

An aging analysis of accounts receivable, net, as at the balance sheet date is as follows:

	30 June 2006 (unaudited) RMB'000	31 December 2005 (audited) RMB'000
Outstanding balances aged:		
Within one year	995,725	708,400
Within one to two years	645	1,059
Within two to three years	939	779
Over three years	1,475	704
	998,784	710,942
Less: Provision for doubtful debts	(2,232)	(1,489)
	996,552	709,453

The general credit terms of the Group range from 30 to 45 days upon the issuance of invoice.

Included in accounts receivable are the following amounts due from CNOOC Limited and its subsidiaries (collectively known as the "CNOOC Limited Group") and from CNOOC, its subsidiaries and affiliates other than the CNOOC Limited Group (collectively know as the "CNOOC Group"), which are repayable on similar credit terms to those offered to independent third party customers.

	30 June 2006 (unaudited) RMB'000	31 December 2005 (audited) RMB'000
Due from CNOOC Limited Group	440,057	218,225
Due from CNOOC Group	35,153	18,821
	475,210	237,046

9. DUE TO THE ULTIMATE HOLDING COMPANY

The amount due to the ultimate holding company is unsecured, interest-free and has no fixed terms of repayment except for the long term payable to the ultimated holding company detailed in note 14 to the financial statements.

10.BALANCES WITH OTHER CNOOC GROUP COMPANIES

The balances with other CNOOC group companies are unsecured, interest-free and have no fixed terms of repayment.

11.TRADE PAYABLES AND OTHER PAYABLES

An aging analysis of trade and other payables as at the balance sheet date is as follows:

	30 June 2006 (unaudited) RMB'000	31 December 2005 (audited) RMB'000
Outstanding balances aged:		
Within one year	**691,551**	875,912
Within one to two years	**59,786**	37,446
Within two to three years	**7,634**	6,301
Over three years	**6,660**	5,647
	765,631	925,306

12.SHORT TERM DEBENTURES

In February 2006, the Group issued short-term debentures with total face value of RMB1 billion at maturity, resulting in net proceeds of RMB965 million for working capital purposes.

The debentures are unsecured and are circulated among domestic banks, and have a term of one year. The coupon interest rate for the short term debentures is 3.1% per annum, which has been paid upfront.

13.INTEREST-BEARING BANK BORROWINGS

In June 2006, the Group borrowed a bank loan from the Export-Import Bank of China for the purpose of financing the construction of certain modular drilling rigs. The total facilities amount to RMB944 million, of which RMB600 million has been utilized as at the balance sheet date.

The Group's borrowings are unsecured, bear interest at 4.05% per annum and are payable by installments as follows :

	30 June 2006 (unaudited) RMB'000	31 December 2005 (audited) RMB'000
Bank borrowings repayable:		
In the third to fifth years, inclusive	600,000	-

14.LONG TERM PAYABLE TO THE ULTIMATE HOLDING COMPANY

	30 June 2006 (unaudited) RMB'000	31 December 2005 (audited) RMB'000
Outstanding balance payable:		
Within one year	200,000	200,000
In the second year	200,000	200,000
	400,000	400,000
Portion classified as current liabilities	(200,000)	(200,000)
Long term portion	200,000	200,000

The amount due to the ultimate holding company is unsecured, interest-free and repayable over three years on an annual installment basis with repayment commencing from 1 May 2005.

15.SHARE CAPITAL

	30 June 2006 (unaudited) RMB'000	31 December 2005 (audited) RMB'000
Registered, issued and fully paid:		
2,460,468,000 State legal person shares of RMB1.00 each	**2,460,468**	2,460,468
1,534,852,000 H shares of RMB1.00 each	**1,534,852**	1,534,852
	3,995,320	3,995,320

The Company does not have any share option scheme.

16.DISTRIBUTABLE RESERVES

The Company's ability to distribute reserves is determined in accordance with the PRC accounting principles and financial regulations. As at 30 June 2006, in accordance with the PRC Company Law, an amount of approximately RMB1,976 million (31 December 2005: RMB1,976 million) in the Company's capital reserve account and an amount of approximately RMB330 million (31 December 2005: RMB330 million) (according to newly revised PRC Company Law, no provision of the statutory public welfare fund is required since 1 January 2006),in the Company's statutory reserve funds, as determined under the PRC accounting principles and financial regulations, were available for distribution by way of future capitalisation issue. In addition, the Company had retained profits of approximately RMB1,859 million (31 December 2005: RMB1,190 million) available for distribution as dividend. Save as aforesaid, the Company did not have any other reserves available for distribution to its shareholders at 30 June 2006.

17. RELATED PARTY TRANSACTIONS

Related parties refer to corporations in which CNOOC is a shareholder and is able to exercise control, joint control or significant influence. The transactions were made on terms agreed between the parties based on relevant local market rates.

In addition to the transactions and balances detailed elsewhere in these financial statements, the following significant transactions were carried out between the Group and (i) CNOOC Limited Group; (ii) CNOOC Group; and (iii) the Group's jointly-controlled entities:

	Six months ended 30 June	
	2006 (unaudited) RMB'000	2005 (unaudited) RMB'000
A. Included in revenue		
Gross revenue earned from provision of services to the following related parties:		
a. The CNOOC Limited Group		
Provision of drilling services	782,460	683,162
Provision of well services	489,223	367,192
Provision of marine support and transportation services	315,682	253,577
Provision of geophysical services	250,583	175,837
	1,837,948	1,479,768
b. The CNOOC Group		
Provision of drilling services	5,561	863
Provision of well services	8,251	4
Provision of marine support and transportation services	64,784	38,379
Provision of geophysical services	4,117	5,738
	82,713	44,984
c. Jointly-controlled entities		
Provision of drilling services	100	834
Provision of well services	3,653	3,469
Provision of marine support and transportation services	54	10
	3,807	4,313

17. RELATED PARTY TRANSACTIONS continued

	Six months ended 30 June	
	2006 (unaudited) RMB'000	2005 (unaudited) RMB'000
B. Included in operating expenses		
Services provided by the CNOOC Group and the Group's jointly-controlled entities:		
Labour services	18,165	6,263
Materials, utilities and other ancillary services	35,548	61,146
Transportation services	709	1,189
Lease of offices, warehouses and berths	10,093	15,298
Repair and maintenance services	2,282	1,270
Management services	2,522	5,690
	69,319	90,856

Included in the above, the amount of services provided by the Group's jointly-controlled entities totalled RMB2,778,000 for the six months ended 30 June 2006 (six months ended 30 June 2005: RMB24,837,000).

C. Included in interest income:		
Interest income earned from CNOOC Finance Corporation Limited	1	1

	30 June 2006 (unaudited) RMB'000	31 December 2005 (audited) RMB'000
D. Deposits and loans:		
Deposits placed with CNOOC Finance Corporation Limited	89	103

The Company and the above related parties are within the CNOOC group and are under common control by the same ultimate holding company.

The Company entered into several agreements with the CNOOC Group which govern employee benefits arrangements, the provision of materials, utilities and ancillary services, the provision of technical services, the lease of properties, and various other commercial arrangements.

The balances with jointly-controlled entities as at 30 June 2006 were unsecured, interest-free, and have no fixed terms of repayment.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the usual course of business.

18. OPERATING LEASE ARRANGEMENTS

The Group leases certain of its office properties and equipment under operating leases arrangement. Leases are negotiated for terms ranging from one to seven years.

At the balance sheet date, the Group had following minimum lease payments under non-cancellable operating leases:

	30 June 2006 (unaudited) RMB'000	31 December 2005 (audited) RMB'000
Within one year	81,554	59,960
In the second to fifth years, inclusive	222,509	230,222
After five years	22,347	49,162
	326,410	339,344

19. CAPITAL COMMITMENTS

At 30 June 2006, the Group had the following capital commitments, principally for the construction or purchases of property, plant and equipment:

	30 June 2006 (unaudited) RMB'000	31 December 2005 (audited) RMB'000
Contracted, but not provided for	1,828,847	450,316
Authorised, but not contracted for	1,582,078	1,877,503
	3,410,925	2,327,819

20. CONTINGENT LIABILITIES

As at 30 June 2006, the Group had no significant contingent liabilities.

21. APPROVAL OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the six months ended 30 June 2006 were approved and authorised for issue by the board of directors on 21 August 2006.

CORPORATE DIRECTORY

Headquarters
No.18 haiyoudajie
Yanjiao Economic & Development Zone
Sanhe City
Hebei Provinces

Registration address
3-1516 Heibei Road
Haiyang New and Hi-tech Development Zone
Tanggu, Tianjin 300451
People's Republic of China

Beijing Branch
Room 610B CNOOC Plaza
No.25 Chaoyangmen North Avenue
Dongcheng District, Beijing 100010
Tel: (8610) 8452 1687
Fax:(8610) 8452 1817

Hong Kong Office
65/F, Bank of China Tower,
1 Garden Road,Hong kong
Tel: (852) 2213 2500
Fax:(852) 2525 9322

Stock Codes
Hong Kong: 2883.HK
U. S. ADR-1: CHOLY

Register
Computershare Hong Kong Investor Services Limited
46/F., Hopewell Centre
183 Queen's Road East
Wanchai Hong Kong
Tel: (852)2862 8555/2862 8628
Fax:(852) 2865 0990/2529 6087

Auditors
Ernst & Young
18th Floor Two International Finance center
8 Finance Street
Central Hong Kong
Tel: (852) 2846 9888
Fax: (852) 2868 4432

Legal Counsel
Jun He Law Offices
China Resources Building 20th Floor
8 Jianguomenbei Avenue, Beijing 100005,
P. R. China
Tel: (86-10) 8519-1300
Fax:(86-10) 8519-1350

Sidley Austin
39/F, Two Int'l Finance Centre
8 Finance Street Central Hong Kong
Tel: (852) 2509-7888
Fax: (852) 2509-3110

Public relations company
iPR Ogilvy
Units 2608-2610,26/F The center
99 Queen's Road Central Hongkong
Tel: (852)2136 6182
Fax:(852)3170 6068

Printer
IFN Financial Press Limited
20th Floor, Wing on House 71 Des Voeux Road Central, Hongkong
Tel: (852)2536 2288
Fax:(852)2522 8922

Board of Directors:
Fu Chengyu
Chairman of the Board
Yuan Guangyu
Executive Director
Li Yong
Executive Director
Wu Mengfei
Non-Executive Director
Andrew Y. Yan
Independent Non-Executive Director
Gordon C.K.Kwong
Independent Non-Executive Director
Simon X.Jiang
Independent Non-executive Director

Audit Committee
Gordon C. K . Kwong
Chairman
Andrew Y. Yan
Simon X.Jiang

Remuneration Committee
Andrew Y. Yan
Chairman
Yuan Guangyu
Wu Mengfei
Gordon C. K . Kwong
Simon X.Jiang

Nomination Committee
Yuan Guangyu
Chairman
Andrew Y. Yan
Simon X.Jiang

Board of Supervisor
Zhang Benchun
Supervisor chairman
Tang Daizhi
Supervisor
Xiao Jianwen
Supervisor
Zhang Dunjie
Independent Supervisor

Senior Management
Yuan Guangyu
Chief Executive Officer & President
Li Yong
Executive Vice President & COO
Zhong Hua
Executive Vice President
Chen Weidong
Company Secretary & EVP
Li Xunke
Vice president
Tang Daizhi
Vice president
Xu Xiongfei
Vice president

COSL 2006

中 期 報 告



中海油田服務股份有限公司

財務摘要

1. 營業額上升20.7%至人民幣2,863.5百萬元
2. 經營利潤增加42.9%至人民幣691.3百萬元
3. 净利潤增加20.6%至人民幣670.3百萬元
4. 每股基本盈利爲人民幣16.78仙

首席執行官報告

各位尊敬的股東：

石油價格據高不下，中國海域及世界範圍內油氣勘探開發活動高度活躍，全球油田服務需求强勁，在此，我欣慰地向各位尊敬的股東報告，受行業景氣周期的拉動，2006年上半年中海油服的經營業績再次創出歷史新高。

公司經營業績持續增長。2006年上半年，公司經營業績實現了持續穩定的增長。分別表現在淨銷售收入同比2005年上半年增長20.7%；營業利潤和淨利潤分別同比增長42.9%和20.6%。同時，EBITDA爲人民幣11.71億元，同比增長了33.0%；營業利潤率也從2005年同期的20.4%提升至了24.1%。上半年的營業額爲人民幣2,863.5百萬元，較去年同期增幅爲20.7%，主要是由於鑽井作業、近海工作船和運輸服務及物探勘察業務之營業額均取得增長，增幅分別達28.6%、14.6%及56.3%。其中，海外營業額爲人民幣568.9百萬元，較去年同期增長178.0%，佔總營業額的20.0%。公司純利爲人民幣670.3百萬元，較2005年同期之人民幣555.9百萬元上升20.6%。此外，公司還成功獲得高新技術企業的所得稅退還人民幣176.0百萬元。

鑽井業務繼續顯著增長。上半年鑽井業務的營業額爲人民幣1,364.4百萬元,較去年同期的人民幣1,061.0百萬元增加了人民幣303.4百萬元，增幅達28.6%，營業利潤率也提升至32%。在保持較高的日歷天出租率的同時，我們的鑽井平均日費同比增長了43.6%，其中自升式平均同比增長30.4%至49,663美元/天，半潛式平均同比增長78.7%至109,723美元/天。增長的原因包括中國近海勘探開發活動的頻繁開展及鑽井船出國作業的積極驅動。

裝備能力不斷提升。目前市場對油田服務業務需求强勁，爲此公司繼續擴大裝備投人，上半年400英尺鑽井船COSL941順利交船，並於6月底投入使用COSL718物探6纜船也於上半年投入使用，大大提升了服務能力和工作效率，此外另一條400英尺鑽井船COSL942進入建造實施階段。裝備能力的提升將有助於我們不斷擴大服務區域，增强競爭力。

海外市場多元化發展。2006年上半年，公司有效提升了公司海外收入至人民幣5.69億元，同比增長178%，海外收入比例從2005年年底的9%提升到了20%，營業利潤率達28.9%，高於國內業務5.8個百分點。我們的半潛式鑽井船NH2和NH6分赴緬甸、澳大利亞進行鑽井作業，期間NH2在印尼Natuna海域又獲得了一個爲期3個月的鑽井船服務合同。同時，公司積極開闢其它相關的服務，繼一月獲得爲伊朗國家石油北方鑽井公司提供平臺管理服務合同後，六月又在馬來西亞獲得爲BR Energy公司提供修井機項目(Workover Pulling Unit (WPU))高級管理人員的合同，公司除提供操控和管理服務外，還爲客户提供相應的維護及質量、健康、安全及環保(QHSE)體系管理培訓，另外我們自主研發的 ELIS設備在阿聯酋作業獲客户認可。公司的經營作業區域已經擴展到包括印尼、緬甸、菲律賓、澳大利亞等11個國家和

地區，呈現多元化的發展趨勢。海外市場的不斷發展，不僅擴大了公司在這些區域的影響力，還在很大程度上樹立了COSL的品牌形象，並且爲公司08年實現海外收入30%的目標奠定了基礎。

高效、低成本融資。爲保證公司的正常運轉，緩解資金壓力，我們在上半年進行了有效的融資，改進了公司資本結構。今年2月，我們發行了人民幣10億元的短期融資券，票面利率3.1%，並在6月份獲進出口銀行人民幣9.44億元的政策性貸款，利率4.05%，低於銀行同期的貸款利率6.39%，一共成功融資人民幣19億元。

公司上半年公司的科研成果有可喜的進展，共獲3個新專利。此外重點的科研項目如“FCT（Formation Characteristics Tools）鑽井中途油氣測試儀”作爲國家“十一五”工程化項目，通過國家863專家論證；ASDD深水浮筒鑽井裝置可行性技術研究結束，進入工業實驗階段。

上半年公司繼續扎實地推動QHSE管理體系的完善與有效運行，使該體系有效地保證生產運作的需要。爲此，我們致力於建設安全文化，通過强化安全培訓實現全員參與。上半年安全生產形勢整體平穩，事故總數與去年同期相比有所下降；OSHA統計可記録事故率爲0.3，符合公司的年度QHSE目標，安全狀況處於受控狀態。

展望下半年，全球石油需求和海上油氣勘探開發將持續增長，作爲油田服務供應商，我們對未來感到樂觀。我們將繼續堅定實施公司戰略，繼續擴充作業能力，并致力於技術整合，創造服務價值；繼續提高組織和運作的效率，加大資本的國際運作，努力擴大海外收入的比重；繼續提供一體化服務及其“一站式”的解決方案，爲客户創造最大的價值，實現與股東、客户、員工、伙伴共贏。

最後，我衷心感謝長期支持關愛公司成長的股東、董事和各位員工同仁。



袁光宇

首席執行官

香港，二零零六年八月二十一日

業務回顧

鑽井服務

2006年上半年國際原油價格延續2005年攀升格局，在供求偏緊、地緣政治、國際期貨投機等多種因素影響下，上半年美國西德州原油期貨平均價格比上年同期約增長30%。原油價格的持續上漲，有力刺激了油氣勘探開發活動，也使油田服務行業景氣指數不斷攀升。來自Baker Hughes網站統計，上半年全球平均鑽井平臺數量爲2,954臺，比上年同期的2,585臺增長了14.3%。爲滿足中國近海乃至全球市場對鑽井船的需求，我們亦穩步擴大裝備規模，截止2006年6月30日，我們共操作15艘鑽井船（包括租用一艘鑽井船），其中：8艘在渤海作業，3艘在南海作業，1艘在澳大利亞作業，1艘在緬甸作業，1艘在新加坡修船（2006年4月29日至2006年8月20日），新建400英尺自升式鑽井船COSL941於2006年6月26日投入運營，第一個作業地點將在中國南海西部海域。

2006年上半年，中國近海的鑽井活動需求依舊旺盛，同時受兩艘半潛式鑽井船"南海2號(NH2)"、"南海6號(NH6)"海外作業的積極拉動，鑽井船的平均日費較去年同期增長43.6%達到61,653美元/天，其中：自升式鑽井船的平均日費爲49,663美元/天，較去年同期增長30.4%；半潛式平均日費爲109,723美元/天，較去年同期增長78.7%。同時我們的自升式和半潛式鑽井船可用天利用率均達到100%，分別較上年同期提升0.6個百分點及2.0個百分點。而我們的日歷天利用率較去年同期降低2.3個百分點，其中自升式降低1.5個百分點，半潛式降低5.3個百分點。這是由於自升式鑽井船"渤海4號(BH4)"和半潛式鑽井船NH6的升級改造致使上半年修船天比上年同期增加80天達到315天，從而使上半年鑽井船合計作業天數較去年同期減少54天，達到2,224船天，其中自升式減少25船天，半潛式減少29船天。

修井業務上半年共完成作業6,112隊·天，較去年同期4,073隊·天，增長了50.1%，其中國內修井作業5,225隊·天，較去年同期增長28.3%，新增印尼修井項目貢獻作業量887隊·天。

2006年上半年，鑽井船海外作業區域繼續擴大，半潛式鑽井船NH2和NH6分赴緬甸、澳大利亞進行鑽井作業，期間NH2在印尼Natuna海域又獲得了一爲期3個月的鑽井船服務合同。同時，公司積極開闢其他相關鑽井服務，繼1月獲得爲伊朗國家石油北方鑽井公司提供平臺管理服務合同後，6月又在馬來西亞獲得爲BR Energy公司提供修井機專案(Workover Pulling Unit (WPU))高級管理人員的合同，公司除提供操控和管理服務外，還爲客户提供相應的維護及QHSE體系管理流程培訓。

2006年上半年，我們根據市場需求有選擇性地向客户提供鑽井、修井等一體化項目管理服務，共執行11個一體化服務合同，實現合同收入人民幣380.6百萬元，較去年同期人民幣540.0百萬元減少29.5%。

業務回顧 續

油井技術服務

2006年上半年，我們的油井技術服務繼續爲中國近海油田勘探開發提供測井、鑽井液、定向井、固井、完井等相關服務，同時積極努力開拓印尼、菲律賓等東南亞地區的海外市場。

測井

2006年上半年測井350井次，較去年同期342井次增加8井次。相應的業務收入分別是2006年上半年人民幣134.5百萬元，去年同期爲人民幣120.1百萬元，增幅爲12.0%，測井業務收入增加的主要原因是加大新技術的利用，同時海外業務亦録得增長。

鑽井液

2006年上半年提供鑽井液服務合計169口井，較去年同期174口井減少5口，相應的業務收入分別爲2006上半年人民幣120.0百萬元，去年同期爲人民幣129.9百萬元，降幅爲7.6%。收入減少的原因是工作量減少。

定向井

2006年上半年定向井作業101井次，較去年同期95井次增加6.3%，相應的業務收入2006年上半年爲人民幣134.5百萬元，去年同期爲人民幣144.7百萬元，降幅爲7.0%，主要是由於高端儀器作業量減少。

固井

2006年上半年固井作業135口井，較去年同期122口井增加13口井。相應的業務收入分別爲2006年上半年人民幣141.2百萬元，去年同期爲人民幣97.3百萬元，增幅爲45.1%，主要是新增緬甸、菲律賓固井作業7口井。

其它油井技術服務

2006年上半年公司其他油井技術服務共取得收入人民幣76.5百萬元，2005年同期人民幣134.3百萬元，減少人民幣57.8百萬元。收入減少的主要原因是本期非自產商品貿易減少。

近海工作船及運輸業務

於2006年6月30日，公司共擁有各類工作船68艘，油輪5艘，化學品船1艘，並相繼租用5艘化學品船。

近海工作運輸船隊繼續保持高水平使用率，2006年上半年共作業11,632船天，較去年同期11,444船天增長了1.6%，使用率由去年同期的93.1%提高到94.5%，增長原因是工作船修船天減少152天。

上半年船隊的平均日費較上年同期增長7.0%，達到0.92美元/千瓦・天。

上半年油輪總運量爲740,910噸，比去年同期776,917噸減少36,007噸，主要是市場需求減少。

化學品船總運量爲219,350噸，其中2005年下半年新增化學品船完成運量49,120噸，其餘運量由外租化學品船完成。

2006年上半年，我們有一艘油田守護船在中東爲客户提供服務，其餘船隻均在中國近海作業。

業務回顧 續

物探及勘察業務

地震勘探業務

於2006年6月30日，公司共擁有各類地震船7艘，其中1艘在中國渤海作業，1艘在中國東海作業，4艘在中國南海作業，1艘在東非作業，另外4艘綜合性海洋工程勘察船全部在中國近海作業。

2006年上半年我們共採集了30,229公裏的二維地震資料和3,494平方公裏的三維地震資料，其中：二維地震資料較去年同期20,867公裏增加9,362公裏，增幅爲44.9%，上半年先後有3艘物探船在東非、印尼地區作業，海外作業量較去年同期增長269.0%；三維地震資料較去年同期2,231平方公裏增加1,263平方公裏，增幅爲56.6%，主要是上半年投入使用的COSL718六纜地震作業船，發揮高效率作業，完成三維採集1,461平方公裏。

2006年上半年三維資料處理爲1,296平方公裏，較去年同期增加565平方公裏，或77.3%；而二維資料處理3,035公裏，較去年同期減少1,255公裏，或29.3%。

工程勘察

2006年上半年，取得收入人民幣70.9百萬元，較去年同期人民幣43.6百萬元增加人民幣27.3百萬元，主要是因爲2005年下半年投入使用的COSL709增加收入人民幣25.0百萬元，該船爲一艘集海上設施檢測、維修和鋪設等功能爲一身的多功能動力定位綜合檢測船。

財務狀況回顧

營業額

2006年上半年的營業額爲人民幣2,863.5百萬元，較去年同期的人民幣2,372.5百萬元增加了人民幣491.0百萬元，增幅爲20.7%，主要是由於鑽井業務、近海工作船服務及運輸業務及物探業務的增長。其中，海外營業額爲人民幣568.9百萬元，較上年同期增長178.0%，佔收入總額的20.0%。

2006年上半年，一方面受半潛式鑽井船出國作業的積極驅動，另一方面在中國近海勘探開發活動强勁帶動下，我們的鑽井業務繼續顯著增長，上半年的營業額爲人民幣1,364.4百萬元，較去年同期的人民幣1,061.0百萬元增加了303.4百萬元，增幅達28.6%。

2006年上半年油井技術服務業務的營業額爲人民幣606.7百萬元，較去年同期的人民幣626.3百萬元減少了人民幣19.6百萬元。營業額減少的主要原因是非自產商品貿易減少人民幣94.1百萬元，扣除該因素影響，油井技術服務收入較去年同期增長14.0%，海外新增印尼修井項目、緬甸鑽前工程項目、菲律賓固井項目。

2006年上半年近海工作船服務及運輸業務的營業額爲人民幣489.9百萬元，較去年同期的人民幣427.6百萬元增加了人民幣62.3百萬元，增幅爲14.6%。營業額增加的主要原因是船舶服務價格增長7.0%，達到0.92美元/千瓦·天；化學品船運輸市場需求旺盛，收入增長27.6%。

財務狀況回顧 續

2006年上半年物探勘察服務業務的營業額爲人民幣402.5百萬元，較去年同期的人民幣257.6百萬元增加了人民幣144.9百萬元，增幅爲56.3%，營業額增加主要來源於地震資料採集業務。

其他收入

2006年上半年，其他收入爲人民幣8.8百萬元，去年同期爲人民幣9.4百萬元，減少6.4%。

經營支出

2006年上半年共發生經營支出人民幣2,181.1百萬元，較去年同期的人民幣1,898.4百萬元增加了人民幣282.7百萬元，增幅爲14.9%，主要是員工成本、修理費、租賃費以及折舊費增加。員工成本爲人民幣486.5百萬元，同比增長28.5%，主要是爲配合新裝備的投入使用及海外市場的開拓，自去年下半年開始公司增加各業務板塊的作業人數。修理費爲人民幣127.1百萬元，同比增長140.7%，主要是部分鑽井船根據需要按計劃進行了修理。租賃費爲人民幣131.9百萬元，同比增長72.4%，主要是爲滿足作業需要，鑽井船、化學品船、地震採集護航船租賃天數增加。折舊費爲人民幣430.9百萬元，同比增長15.8%，主要是新增的地震船（COSL718）、勘察船（COSL709）及更新的鑽井船設備、油氣井技術服務設備使折舊費用增加。

2006年上半年鑽井業務的經營支出爲人民幣930.4百萬元，較去年同期的人民幣770.2百萬元增加了人民幣160.2百萬元，增幅爲20.8%，主要是修理費、員工成本、租賃費及其他營業費用增加。修理費爲人民幣87.3百萬元，同比增長了369.4%，主要是NH6赴澳大利亞作業前按客户要求進行修理。員工成本爲人民幣221.4百萬元，同比增長了23.1%，主要是爲支持海外發展，員工補貼增加。租賃費爲人民幣59.4百萬元，同比增長了58.9%，主要是外租鑽井船COSL935較去年同期修船天減少120天，租賃費相應增加。其他營業費用爲人民幣52.5百萬元，較去年同期增加了人民幣27.8百萬元，主要是因爲上年同期收回壞帳人民幣21.5百萬元。

2006年上半年油井技術服務業務的經營支出爲人民幣538.1百萬元，較2005年上半年的人民幣565.4百萬元減少了人民幣27.3百萬元，降幅爲4.8%，主要是由於材料銷售及分包服務業務減少。受其影響，物料消耗及其他服務爲人民幣248.2百萬元，較去年同期減少14.7%；分包費爲人民幣66.8百萬，較去年同期減少39.1%。

2006年上半年近海工作船服務及運輸業務的經營支出爲人民幣379.6百萬元，較去年同期的人民幣352.4百萬元，同比增長了7.7%，主要是員工成本、租賃費較上年同期增加。其中,員工成本爲人民幣111.4百萬元，較去年同期增長了28.5%，主要是爲新增化學品船準備作業人員。租賃費爲人民幣30.7百萬元，同比增長80.6%，主要是爲滿足化學品運輸市場的需求，先後租用5艘化學品船，租用時間較去年同期增加。

財務狀況回顧 續

2006年上半年物探勘察服務業務的經營支出爲人民幣333.0百萬元，較去年同期的人民幣210.5百萬元增加了人民幣122.5百萬元，增幅爲58.2%，主要是物料及其他消耗、員工成本、分包費、折舊費、租賃費較上年同期有所增加。其中物料及其他消耗爲人民幣134.9百萬元，較上年同期增長51.3%，主要是由於燃油等原材料價格上漲，同時作業量增加導致材料消耗增加。人工成本爲人民幣66.3百萬元，較去年同期增長了46.2%，主要是爲新增的一艘勘察船、一艘地震船配備所需人員。分包費爲人民幣20.7百萬元，較去年同期的人民幣2.0百萬元增加了人民幣18.7百萬元，主要是勘察項目分包費增加。租賃費爲人民幣19.7百萬元，較去年同期的人民幣9.4百萬元增加了人民幣10.3百萬元，主要是護航船及定位船租賃費增加。折舊費爲人民幣55.7百萬元，較去年同期增長48.6%，主要是受新增地震船COSL718，及去年下半年更新一艘地震船採集系統的影響。

經營利潤

2006年上半年公司取得營業利潤人民幣691.3百萬元，較去年同期人民幣483.6百萬元增加了人民幣207.7百萬元，增幅爲42.9%。營業利潤的增長主要受益於鑽井業務、近海工作船服務及運輸業務價格的增長及物探業務量的增加。其中：鑽井業務取得營業利潤人民幣434.1百萬元，較去年同期的人民幣291.5百萬元增加了人民幣142.6百萬元，增幅爲48.9%。近海工作船服務及運輸業務取得營業利潤爲人民幣110.4百萬元，較去年同期的人民幣75.3百萬元增加人民幣35.1百萬元，增幅爲46.6%。油氣井技術服務業務取得營業利潤人民幣77.0百萬元，較去年同期的人民幣69.4百萬元增加了人民幣7.6百萬元，增幅爲11.0%。物探勘察服務業務取得營業利潤人民幣69.8百萬元，較去年同期的人民幣47.3百萬元增加了人民幣22.5百萬元，增幅爲47.6%。

上半年，海外營業利潤率爲28.9%，高出公司國內平均營業利潤率23.1%的5.8個百分點，提升了公司的經營業績。

財務支出

2006年上半年財務浄支出爲人民幣17.8百萬元，較去年同期的財務浄收入人民幣12.9百萬元減少了人民幣30.7百萬元，減少的主要原因是匯兑浄損失增加了人民幣12.3百萬元，借款利息支出增加了人民幣13.6百萬元。

應佔合營公司利潤

2006年上半年，我們應佔合營公司的利潤爲人民幣56.6百萬元較去年同期的人民幣47.4百萬元增加了人民幣9.2百萬元，增幅爲19.4%，主要是海洋石油－奥帝斯完井服務有限公司、中國南海麥克巴泥漿有限公司的收益較上年同期增長顯著。

所得税

2006年上半年公司的税金支出爲人民幣59.7百萬元，2005年同期所得税貸項爲人民幣12.0百萬元，主要是公司在上半年抵免了2005年税務機關對高新技術企業

財務狀況回顧 續

的稅收優惠，減少了所得稅費用人民幣176.0百萬元，而2005年同期稅收減免爲人民幣191.3百萬元。

稅後利潤

2006年上半年，我們的稅後利潤爲人民幣670.3百萬元，較去年同期的人民幣555.9百萬元增加了人民幣114.4百萬元，增幅爲20.6%。

現金流量

2006年期初持有現金及現金等價物人民幣731.1百萬元，本期經營活動浄現金流入爲人民幣667.5百萬元，投資活動浄現金流出爲人民幣663.9百萬元，融資活動浄現金流入爲人民幣1,403.7百萬元，於2006年6月30日，我們的現金及現金等價物爲人民幣2,138.5百萬元。其中人民幣1,600.0百萬元及81.0百萬美元。經營活動現金流與資本性支出的外幣基本持平，無匯率風險影響。

資本性支出

2006年上半年資本性支出爲人民幣719.4百萬元，其中：鑽井業務資本性支出爲人民幣303.7百萬元，主要用於2006年6月26日已投入運營的1艘400英尺自升式鑽井船，及在建的1艘400英尺自升式鑽井船。油井技術服務業務資本性支出爲人民幣125.7百萬元，主要用於購買測井系統和固井設備等。近海工作船和運輸服務業務資本性支出爲人民幣205.6百萬元，主要用於購買2艘在建的化學品船，及支持另外2艘化學品船的建造。物探勘察業務的資本性支出爲人民幣84.4百萬元，主要用於1艘物探船採集系統更新維護。

融資活動現金流入

2006年上半年，融資活動現金浄流入爲人民幣1,403.7百萬元，其中：2006年2月10日發行短期融資券人民幣967.9百萬元，票面利率爲3.1%；2006年6月30日借入政策性貸款人民幣600.0百萬元，票面利率爲4.05%；支付股息人民幣164.2百萬元。

展望

下半年，全球油氣田勘探開發活動依然繼續保持良好的增長態勢，我們有信心在中國近海繼續保持主導地位，並着力開拓海外新興市場，如在東南亞、澳大利亞等國家和地區提供全方位的油田技術服務。爲此，我們的船隊使用率將繼續處於高水平，伴隨我們的鑽井船、地震船等新設備的投入運營，我們的作業能力將不斷增强。同時我們還將繼續擴大裝備規模，並致力於從技術創新等各方面提高營運效率，以實現全年業績的穩步提升。

審核委員會

審核委員會由公司三位獨立董事組成，審核委員會已審閱包括本集團所採納的會計原則及準則以及內部監控及財務申報事項。安永會計師事務所亦已根據香港會計師公會所頒佈的核數準則第700號「委聘審閱中期財務報告」完成中期財務報告審閱工作。審核委員會經已審閱截至2006年6月30日止未經審核的中期財務報告。安永會計師事務所或審核委員會對本公司之會計處理均無异議。

企業管治

董事會認爲，必須就公司於2006年5月25日召開年度股東大會時偏離《守則》E 1.2條文規定一事作出澄清。由於董事會主席因其它緊急事務臨時決定不能主持該會，董事會按公司章程的規定，經决議指定蔣小明（獨立非執行董事）主持該年度股東大會。今後，公司將安排主席主持年度股東大會及各專業委員會主席出席本公司年度股東大會。

除以上披露，董事會認爲本公司於報告期間已遵守守則之規定。

遵守上市公司董事進行證券交易的標準守則

本公司已對所有董事進行過專門質詢，本公司董事會確認，在本年中期報告期內董事會所有成員均遵守了上市規則附録10所載的上市公司董事進行證券交易之標準守則所要求之標準。

公司的主要股東及其他人士於股份及相關股份的權益

截至2006年6月30日，據任何董事或行政總裁所知，本公司根據證券及期貨條例底336條所存置的權益登記册內本公司的已發行股本5%或以上之權益如下：

公司名稱	身份及權益性質	股份數目及類別（附註a）	於相同類別股份的概約百分比	佔總股本的概約百分比
中國海洋石油總公司	實益擁有	2,460,468,000(L) 內資股	100.00%	61.58%
Fidelity International Limited	投資經理	108,780,000(L) H股	7.09%	2.72%
SKAGEN Kon-Tiki Verdipapirfond	通過一家受控公司（附註b）	78,236,000(L) H股	5.10%	1.96%

(a) "L"代表好倉

(b) 該等普通股由Stravanger Fondsforvaltning AS持有，該公司股東爲SKAGEN KON-TIKI投資公司

除了上述持股人外，就各董事所知並無其他人或公司擁有任何中海油田的股本權益達已發行的股本的5%或上以而須按（證券及期貨條例）存置證册內。

購買、出售及贖回我們的上市證券

中海油田及其子公司於2006年首六個月內概無購買、出售及贖回中海油田的任何上市證券。

董事和監事於合同的權益

2006年上半年，董事和監事并無於本公司的控股公司或任何子公司或同集團子公司訂立，對本集團的業務而言屬任何重大的合同中擁有直接或間接重要權益。

董事和監事於股份的權益及淡倉

於2006年6月30日，董事和監事及彼等各自的聯系人概無於本公司或其任何相聯法團的股份已登記權益或淡倉，須根據證券及期貨條例第352條予以記録，或須根據上市公司董事進行證券交易的標准守則知會本公司及聯交所。

董事和監事收購股份或債券的權利

於上半年內任何時間，本公司并未授予任何董事及監事或他們各自的配偶、或未滿法定年齡子女任何權利，或他們已行使任何上述權利，透過收購本公司的股份或債券而獲益，且本公司、其控股公司或任何子公司或同集團子公司并無訂立任何安排，使得任何董事享有收購任何其他法人團體的權利。

於香港聯交所網站披露資料

上市規則附録十六第46(1)至46(6)段規定的所有資料將於適當時候在香港聯交所網站(http://www.hkex.com.hk)及我們的網站(http://www.cosl.com.cn)刊載。

於本報告刊發日期，中海油田執行董事爲袁光宇先生及李勇先生；非執行董事爲傅成玉先生及吴孟飛先生；獨立非執行董事爲鄺志强先生、閻焱先生及蔣小明先生。

代表董事會



傅成玉

董事長

香港，二零零六年八月二十一日

獨立審閱報告

截至2006年6月30日止六個月

致中海油田服務股份有限公司（「貴公司」）董事會

（在中華人民共和國註册成立的股份有限公司）

我們受　貴公司委托對　貴公司及其子公司（「貴集團」）刊於第42頁至第59頁截至2006年6月30日止六個月的中期財務報告作出審閱。

董事及核數師的責任

根據《香港聯合交易所有限公司證券上市規則》（「上市規則」）的規定，上市公司必須符合香港會計師公會發出的香港會計準則第34號「中期財務報告」及其相關的規定編制中期財務報告，中期財務報告由董事負責，並由董事核準通過。我們的責任是根據我們審閱工作的結果，對中期財務報告提出獨立結論，並按照我們雙方所協定的審閱業務約定書條款，只向貴公司董事會報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負上或承擔任何責任。

審閱工作

我們是按照香港會計師公會所頒佈的《核數準則》第700號－「中期財務報告的審閱」進行審閱，審閱工作主要包括向集團管理層作出查詢及分析中期財務報告，除帳項中另有説明的特別情況下，評估財務報告中會計政策是否貫徹運用及帳項編列是否一致。審閱工作不包括審核程序中對控制的測試及對資產、負債和交易的核證，由於審閱工作的範圍遠較審核工作少，所給予的保證程序也較審核低，因此，我們不會對中期財務報告發表審核意見。

審閱結論

根據上述並不構成審核的審閱工作結果，我們並没有察覺須對截至2006年6月30日止六個月的中期財務報告需要作出任何重大的修改。

安永會計師事務所

執業會計師

香港，二零零六年八月二十一日

中期簡明綜合損益表

截至2006年6月30日止六個月

	附註	截至6月30日止六個月 2006年 （未經審核） 人民幣千元	 2005年 （未經審核） 人民幣千元
營業額	3	2,863,539	2,372,549
其他收入		8,837	9,402
經營支出			
折舊		(430,924)	(372,032)
雇員薪酬成本		(486,515)	(378,515)
維修及保養成本		(127,062)	(52,843)
消耗物料、物資、燃料、服務及其他		(766,547)	(724,082)
分包支出		(91,794)	(206,786)
經營租約支出		(131,865)	(76,447)
其他銷售、一般及行政支出		(32,173)	(27,823)
其他經營支出		(114,215)	(59,831)
總經營支出		(2,181,095)	(1,898,359)
經營利潤		691,281	483,592
財務收入／（成本）			
匯兑虧損淨額		(12,800)	(457)
利息開支		(13,623)	-
利息收入		8,580	13,356
		(17,843)	12,899
應佔合營公司利潤及虧損		56,575	47,368
稅前利潤		730,013	543,859
稅金	4	(59,734)	12,036
期間淨利潤		670,279	555,895
分配：			
股東應佔利潤		670,205	555,895
少數股東權益		74	-
		670,279	555,895
股息			
擬派中期特別股息	5	-	55,535
每股盈利－基本	6	16.78 仙	13.91 仙

中期簡明綜合資產負債表

2006年6月30日

	附註	2006年 6月30日 (未經審核) 人民幣千元	2005年 12月31日 (經審核) 人民幣千元
非流動資產			
物業、廠房及設備淨額	7	7,532,520	7,258,247
於合營公司的權益		420,948	239,936
		7,953,468	7,498,183
流動資產			
存貨		288,995	229,784
預付款項、按金及其他應收賬款		232,075	208,854
應收賬款淨額	8	996,552	709,453
應收其他海油總公司集團公司賬款	10	2,922	2,800
已抵押定期存款		7,867	1,093
現金及現金等價物		2,258,434	1,013,795
		3,786,845	2,165,779
流動負債			
貿易及其他應付賬款	11	765,631	925,306
短期債券	12	981,917	-
應付薪金及花紅		289,028	206,805
應付税金		189,346	94,573
應付最終控股公司賬款	9,14	173,423	172,931
應付其他海油總公司集團公司賬款	10	24,088	23,789
		2,423,433	1,423,404
流動資產淨值		1,363,412	742,375
資產總值減流動負債		9,316,880	8,240,558
非流動負債			
遞延税金負債		354,171	385,816
計息銀行貸款	13	600,00	-
長期應付最終控股公司賬款	14	200,00	200,00
		1,154,171	585,816
淨資產		8,162,709	7,654,742
權益			
本公司股東應佔權益			
股本	15	3,995,320	3,995,320
儲備	16	4,165,419	3,495,214
擬派股息		-	164,208
		8,160,739	7,654,742
少數股東權益		1,970	-
權益總額		8,162,709	7,654,742

中期簡明綜合股東權益變動表

截至2006年6月30日止六個月

未經審核	已發行股本 人民幣千元	資本公積 人民幣千元	法定儲備 人民幣千元	留存利潤 人民幣千元	擬派股息 人民幣千元	少計 人民幣千元	少數股東權益 人民幣千元	權益總額 人民幣千元
於2006年1月1日的結餘	3,995,320	1,975,810	329,714	1,189,690	164,208	7,654,742	-	7,654,742
期內利潤	-		-	670,205	-	670,205	74	670,279
向金龍增資(附註1(b))	-		-	-	-	-	1,896	1,896
已宣派2005年末股息			-	-	(164,208)	(164,208)	-	(164,208)
於2006年6月30日	3,995,320	1,975,810	329,714	1,859,895	-	8,160,739	1,970	8,162,709

未經審核	已發行股本 人民幣千元	資本公積 人民幣千元	法定儲備 人民幣千元	留存利潤 人民幣千元	擬派股息 人民幣千元	少計 人民幣千元	少數股東權益 人民幣千元	權益總額 人民幣千元
於2005年1月1日的結餘	3,995,320	1,975,810	206,565	711,586	175,395	7,064,676	-	7,064,676
期內利潤	-	-	-	555,895	-	555,895	-	555,895
已宣派2004年末股息	-		-	-	(175,395)	(175,395)	-	(175,395)
擬派2005年中期特別股息	-		-	(55,535)	55,535		-	-
於2005年6月30日	3,995,320	1,975,810	206,565	1,211,946	55,535	7,445,176	-	7,445,176

中期簡明綜合現金流量表

截至2006年6月30日止六個月

	截至2006年 6月30日 止六個月 (未經審核) 人民幣千元	截至2005年 6月30日 止六個月 (未經審核) 人民幣千元
經營活動的現金流入淨額	667,535	601,671
投資活動的現金流出淨額	(663,886)	(266,021)
融資活動前的現金流入淨額	3,649	335,650
融資活動的現金流入/(流出)淨額	1,403,724	(275,395)
現金及現金等價物增加淨額	1,407,373	60,255
期初的現金及現金等價物	731,126	1,258,861
期末的現金及現金等價物	2,138,499	1,319,116
現金及現金等價物的結餘的分析		
現金和銀行及金融機構的結餘	2,266,301	1,710,781
減：就信用證融資已抵押的定期存款	(7,867)	(1,987)
中期簡明資產負債表的現金及現金等價物	2,258,434	1,708,794
減：當購入時原定於三個月以後到期的無抵押定期存款：		
－銀行存款	(119,935)	(389,341)
－中海石油財務公司	-	(337)
中期簡明綜合現金流量表的現金及現金等價物	2,138,499	1,319,116

1. 公司資料及主要業務

中海油田服務股份有限公司(「本公司」)的註册地位於中國天津塘沽300451海洋高新技術開發區河北路3－1516號。

本公司及其子公司(「本集團」)主要從事提供在中國近海油田服務，如鑽井服務、油氣井技術服務、近海工作船服務和運輸業務及物探勘察服務。

本公司的最終控股公司爲中國海洋石油總公司(「海油總公司」)。

於2006年6月30日，本公司的主要子公司的詳情如下：

公司名稱	註册成立／成立及營業地點及日期	本集團直接應佔股權百分比	已發行及實繳資本面值	主要業務
中海油服美洲有限公司	美國 1994年11月2日	100%	100,000美元	銷售測井儀器設備
China Oilfield Services (BVI) Limited	英屬處女群島 2003年3月19日	100%	1美元	投資控股
天津金龍化工公司(「金龍化工」)	中國天津 1993年9月7日	70% (b)	人民幣 4,639,326元	提供鑽井泥漿技術服務
COSL (Labuan) Company Limited	馬來西亞 2003年4月11日	100%	1美元	於印尼提供鑽井服務
COSL Services Southeast Asia (BVI) Limited	英屬處女群島 2003年5月29日	100%	1美元	投資控股
COSL (Australia) Pty Limited	澳大利亞 2006年1月11日	100%	10,000澳元	於澳大利亞提供鑽井業務

(a) 上表載列董事認爲對本期間業績有主要影響或構成本集團淨資產的重大部分的本公司各主要子公司。

(b) 本公司於2006年3月16日向金龍化工增資人民幣2,527,968元。向金龍化工增資後，本集團直接應佔權益百分比由50%增加到70%，本公司已控制金龍化工的財政及營運決策。2006年3月16日至2006年6月30日止期間的財務報表已計入本集團的綜合財務報表。

1. 公司資料及主要業務 續

於2006年6月30日，本公司的合營公司的詳情如下：

公司名稱	註冊成立／成立及營業地點及日期	本集團直接應佔股權百分比	已發行及實繳資本面值	主要業務
中法渤海地質服務有限公司（「中法渤海」）	中國天津 1983年11月30日	50%	11,650,000美元	提供測井服務
中國南海－麥克巴泥漿有限公司（「麥克巴」）	中國深圳 1984年10月25日	60% (d)	1,250,000美元	提供鑽井泥漿技術服務
海洋石油－奧帝斯完井服務有限公司（「奧帝斯」）	中國天津 1993年4月14日	50%	2,000,000美元	提供完井服務
中國石油測井－阿特拉斯合作服務公司（「阿特拉斯」）	中國廣東 1984年5月10日	50%	2,000,000美元	提供測井服務
中海輝固地學服務（天津）有限公司（「輝固」）	中國天津 1983年8月24日	50%	1,720,000美元	提供物探勘察服務
Eastern Marine Services Ltd.（「Eastern Marine」）	香港 2006年3月10日	51% (c及d)	41,000,000美元	遠洋運輸服務

(c) Eastern Marine由本集團與Trico Marine Services, Inc.（「Trico」）於2006年6月成立，以發展國際近海工作船服務和運輸服務。本集團向Eastern Marine註資現金20,900,000美元，換取其於Eastern Marine的51%權益。

(d) 本公司並無控制麥克巴與Eastern Marine的財政及營運決策，因此麥克巴與Eastern Marine的財務報表並無列入於本集團的綜合財務報表中。麥克巴與Eastern Marine的財務報表已根據權益法計入本集團的綜合財務報表。

2. 編制基準及會計政策

編制基準

截至2006年6月30日止六個月的簡明中期綜合財務報表是按照香港會計準則（「香港會計準則」）第34號「中期財務報告」編制。

簡明中期綜合財務報表並無包括年度財務報表所規定的所有資訊和披露，並應與本集團截止於2005年12月31日年末的年度財務報表一並閱讀，始屬完備。

重大會計政策

除了强制須於2006年1月1日或之後開始的年度期間採納的下列修訂外，簡明中期綜合財務報表中採用的會計政策與本集團截止於2005年12月31日年末的年度財務報表所用者一致：

香港會計準則第1號（修訂本）	資本披露
香港會計準則第19號（修訂本）	精算損益、集團計劃及披露
香港會計準則第39號（修訂本）	預測集團内交易之現金流量對衝會計方法
香港會計準則第39號（修訂本）	以公平值入賬之選擇權
香港會計準則第39號及香港財務報告準則第4號（修訂本）	財務擔保合約
香港財務報告準則第1號及第6號（修訂本）	首次採用香港財務報告準則及礦物資源之勘探及估值
香港財務報告準則第6號	礦物資源之勘探及估值
香港國際財務報告註釋委員會－詮釋第4號	釐定安排是否涉及租賃
香港國際財務報告註釋委員會－詮釋第5號	終止運作、復原及環境修復基金所產生權益之權利
香港國際財務報告註釋委員會－詮釋第6號	參與特定市場所產生之負債－電力及電子設備廢料

採用上述已公佈之準則對本集團之財務報表並無影響。

3. 分部資料

本集團透過其四個主要業務分部：鑽井服務，油氣井技術服務，近海工作船服務和運輸業務及物探勘察服務，從事廣泛系列的石油相關服務。營業額指提供近海油田服務的浄發票價值，減去銷售附加稅。集團内部所有重大交易於綜合／合並帳目時已抵銷。

本集團的經營活動，是根據其經營及所提供服務的性質獨立建構及管理。本集團各業務分部均代表一個策略業務單位，而該單位提供的服務所承擔的風險及回報與其他業務分部不同。

3. 分部資料 續

業務分部詳情概要如下：

(a) 鑽井服務分部從事鑽採油氣田服務及修井；

(b) 油氣井技術服務分部從事油氣井測試及井下服務，例如鑽井液、定向鑽井、固井及完井等；

(c) 近海工作船服務和運輸業務從事運輸物資、貨物及人員往近海設施移動及放置鑽油架構，以及運輸原油及已提煉的產品；

(d) 物探勘察分部從事地震資料收集，海上測量及資料處理等服務。

業務分部

下列表格呈列截至2006年及2005年6月30日止六個月本集團業務分部營業額及利潤的資料：

截至2006年6月30日止六個月（未經審核）	鑽井作業 人民幣千元	油氣井技術 人民幣千元	近海工作船服務和運輸業務 人民幣千元	物探勘察 人民幣千元	總計 人民幣千元
營業額					
銷售（包括分部間）	1,443,092	622,123	504,616	412,527	2,982,358
減：分部間銷售	78,659	15,434	14,737	9,989	118,819
來自外部客户總銷售	1,364,433	606,689	489,879	402,538	2,863,539
業績					
分部業績	434,141	76,965	110,370	69,805	691,281

截至2005年6月30日止六個月（未經審核）	鑽井作業 人民幣千元	油氣井技術 人民幣千元	近海工作船服務和運輸業務 人民幣千元	物探勘察 人民幣千元	總計 人民幣千元
營業額					
銷售（包括分部間）	1,105,047	639,592	434,559	257,634	2,436,832
減：分部間銷售	44,064	13,299	6,920	-	64,283
來自外部客户總銷售	1,060,983	626,293	427,639	257,634	2,372,549
業績					
分部業績	291,544	69,430	75,314	47,304	483,592

4. 稅金

本集團須就本集團的成員公司來自其各自成立地和經營所在地應納稅轄區所產生或得到的利潤，按經營實體交納所得稅，由於本集團目前沒有任何來自香港的應納稅收入，本集團毋須交納香港的利得稅。

根據中國相關稅務法律，本公司須按33%的稅率繳納企業所得稅。

期內，本公司作爲高新技術企業所得稅減稅優惠的申報獲得批準，而本公司於2005年財政年度的企業所得稅率由33%減少至15%。因此，本公司於本期間記錄關於2005年財政年度的退稅優惠人民幣176百萬元。本公司能否取得該項企業所得稅稅率減免，視乎本公司是否能符合有關稅務規則所規定的若干年度指標，該等指標包括高新技術服務銷售額與銷售總額的最低比例，研發支出分別與根據中國會計原則的支出總額及收益總額的各自最低比例。

於本報告日期，由於當期企業所得稅率未能確定由33%減至15%，故管理層認爲使用33%計算本公司截至2006年6月30日止六個月的所得稅負債屬恰當。

本公司在馬來西亞註册成立的COSL (Labuan) Company Limited須按其於印尼的鑽井業務所產生的應課稅利潤，繳納視作利潤稅及15%預扣稅金。

本公司在澳洲註册成立的COSL (Australia) Pty Ltd須按其於澳洲的鑽井業務所產生的應課稅利潤，繳納30%稅金。

本集團位於緬甸的鑽井作業及油氣井技術服務須按其產生的營業額，繳納3%的稅金。

當期及遞延所得稅根據已實行的稅率計算。

4. 稅金 續

本集團稅金準備分析如下：

	截至6月30日止六個月	
	2006年 （未經審核） 人民幣千元	2005年 （未經審核） 人民幣千元
香港利得稅：	-	-
海外所得稅：		
當期所得稅	19,322	27,825
遞延所得稅	-	-
中國企業所得稅：		
當期所得稅	248,048	174,950
作爲高新技術企業獲得的退稅	(175,991)	(191,280)
遞延所得稅	(31,645)	(23,531)
	59,734	(12,036)

適用於稅前利潤的稅金支出（使用本公司及其合營公司所處的中國大陸法定稅率）與按實際稅率計算的稅金支出對帳以及適用稅率（即法定稅率）與實際稅率的對帳如下：

	截至6月30日止六個月			
	2006年 （未經審核） 人民幣千元	%	2005年 （未經審核） 人民幣千元	%
稅前利潤	730,013		543,859	
按法定稅率33%計算（2005年：33%）的稅金	240,904	33.0	179,473	33.0
扣減所得稅後合營公司淨收益	(18,670)	(2.6)	(15,631)	(2.9)
作爲高新技術企業獲得的退稅	(175,991)	(24.1)	(191,280)	(35.2)
不可扣稅開支及其他開支	13,491	1.8	15,402	2.9
按本集團實際稅率徵收的稅金總額	59,734	8.2	(12,036)	(2.2)

“不可扣稅開支及其他開支”包括若干海外子公司的所得稅開支，該等開支不可扣減中國所得稅。

5. 股息

根據本公司的公司章程，就分配利潤而言的稅後净利潤將被視爲(i)根據中國會計准則及財務條例釐定的净利潤及(ii)根據香港會計準則釐定的净利潤兩者之較低者。

董事會並不建議就截至2006年6月30日止六個月派付任何中期特別股息（2005年擬派中期特別股息：每股人民幣1.39分）。

6. 每股盈利

每股基本盈利乃根據截至2006年6月30日止六個月的净利潤約人民幣670,279,000元（截至2005年6月30日止六個月：人民幣555,895,000元），以及期內的3,995,320,000股（截至2005年6月30日止六個月：3,995,320,000股）已發行股份而計算。

因爲於截至2006年及2005年6月30日止六個月並無出現攤薄事件，故並無計算該等期間的每股攤薄盈利。

7. 物業、廠房及設備淨額

期內，本集團購建油輪及船舶、鑽井設備、機器及設備、汽車及在建工程的成本總額約人民幣719百萬元，爲數人民幣32百萬元的機器及設備於2006年出售，相關的出售虧損人民幣784,000元已計入本集團截至2006年6月30日止六個月的綜合財務報表的其他經營支出中。

截至本報告日期，總成本值及帳面净值分別爲人民幣438百萬元及人民幣79百萬元的一艘鑽井船，於2002年集團重組後仍未完成所有權重新登記的手續，本公司正向有關政府機關以其名義爲該鑽井船進行所有權的重新登記。鑽井船已自2003年起開始在印尼營運，而重新登記程序隻能在該船隻實際位於中國時才能完成。

8. 應收帳款净額

於結算日，應收帳款净額的帳齡分析如下：

	2006年6月30日 （未經審核） 人民幣千元	2005年12月31日 （經審核） 人民幣千元
尚未償還結餘的賬齡：		
於1年内	995,725	708,400
於1至2年内	645	1,059
於2至3年内	939	779
超過3年	1,475	704
	998,784	710,942
減：呆賬準備	(2,232)	(1,489)
	996,552	709,453

本集團的一般信貸期爲開具發票後30日至45日。

應收帳款包括下列應收中國海洋石油有限公司及其子公司（統稱爲「中海油集團」）及海油總公司，除中海油集團外的子公司及聯層公司（統稱爲「海油總公司集團」）帳款，該帳款按類似授予獨立第三方客户的信貸期償還。

	2006年6月30日 （未經審核） 人民幣千元	2005年12月31日 （經審核） 人民幣千元
應收中海油集團帳款	440,057	218,225
應收海油總公司集團帳款	35,153	18,821
	475,210	237,046

9. 應付最終控股公司帳款

除附註14詳述的長期應付帳款外，應付最終控股公司帳款爲無抵押、免息及無固定償還期。

10. 其他海油總公司集團公司帳款

與其他海油總公司集團公司的結余爲無抵押、免息及無固定償還期。

11. 貿易及其他應付帳款

於結算日，貿易及其他應付帳款的帳齡分析如下：

	2006年6月30日 （未經審核） 人民幣千元	2005年12月31日 （經審核） 人民幣千元
尚未償還結餘的賬齡：		
於1年內	691,551	875,912
於1至2年內	59,786	37,446
於2至3年內	7,634	6,301
超過3年	6,660	5,647
	765,631	925,306

12. 短期債券

於2006年2月，本集團於到期時發行総面值爲人民幣1,000,000,000元的短期債券，所得款項净額爲人民幣965,000,000元，用作營運資金。

該等債券在國内銀行之間流通，爲無抵押，年期爲一年。短期債券的息票利率爲3.1%，已提前支付。

13. 計息銀行貸款

於2006年6月，本集團從中國進出口銀行借入銀行貸款，旨在爲建造若干模塊鑽井機融資。本集團上述銀行借款的融資總額度爲人民幣944,000,000元，其中人民幣600,000,000元已於結算日動用。

本集團的貸款爲無抵押，按年息4.05%計息，按如下方式分期償還：

	2006年6月30日 （未經審核） 人民幣千元	2005年12月31日 （經審核） 人民幣千元
應償還之銀行借款：		
第三年至第五年（包括首尾兩年）	**600,000**	-

14. 長期應付最終控股公司帳款

	2006年6月30日 （未經審核） 人民幣千元	2005年12月31日 （經審核） 人民幣千元
未償還應付結餘：		
於1年內	**200,000**	200,000
於第2年	**200,000**	200,000
	400,000	400,000
列爲流動負債的部份	**(200,000)**	(200,000)
長期部份	**200,000**	200,000

應付最終控股公司帳款爲無抵押、免息及須由2005年5月1日起三年內分三期每年償還一次。

15.股本

	2006年6月30日 （未經審核） 人民幣千元	2005年12月31日 （經審核） 人民幣千元
註冊、已發行及繳足：		
2,460,468,000股每股面值人民幣1.00元的國家法人股	2,460,468	2,460,468
1,534,852,000股每股面值人民幣1.00元的H股	1,534,852	1,534,852
	3,995,320	3,995,320

本公司並無設立任何購股權計劃。

16.可分派儲備

本公司分派儲備的能力乃根據中國會計準則及財務條例釐定。於2006年6月30日，根據中國公司法，按中國會計準則及財務條例釐定於本公司資本公積帳內約人民幣1,976百萬元（2005年12月31日：人民幣1,976百萬元）的金額及本公司法定儲備內約人民幣330百萬元（2005年12月31日：人民幣330百萬元）（根據新修訂之中國公司法，自2006年1月1日起毋須作出法定公益金撥備），可供以未來資本化發行的方式分派。此外，本公司有留存利潤約人民幣1,859百萬元（2005年12月31日：人民幣1,190百萬元）可供作股息分派。除上文所述者外，於2006年6月30日，本公司並無任何儲備可分派予其股東。

17. 關連人士交易

關連人士指海油總公司爲該公司的股東，且能够行使控制權及共同控制權或重大影響力的公司。交易乃按各方協定的條款作出。

除該等財務報表其他地方載述的交易及結餘外，以下爲本集團與(i)中海油集團；(ii)海油總公司集團；及(iii)本集團的合營公司進行的重大交易概要：

	截至2006年6月30日止六個月（未經審核）人民幣千元	截至2005年6月30日止六個月（未經審核）人民幣千元
A. 已包括於收入：		
向下列關連人士提供服務所賺得的總收入：		
a. 中海油集團		
提供鑽井服務	782,460	683,162
提供油氣井技術服務	489,223	367,192
提供近海工作船服務和運輸服務	315,682	253,577
提供物探勘察服務	250,583	175,837
	1,837,948	1,479,768
b. 海油總公司集團		
提供鑽井服務	5,561	863
提供油氣井技術服務	8,251	4
提供近海工作船服務和運輸服務	64,784	38,379
提供物探勘察服務	4,117	5,738
	82,713	44,984
c. 合營公司		
提供鑽井服務	100	834
提供油氣井技術服務	3,653	3,469
提供近海工作船服務和運輸服務	54	10
	3,807	4,313

17. 關連人士交易 續

	截至2006年6月30日止六個月（未經審核）人民幣千元	截至2005年6月30日止六個月（未經審核）人民幣千元
B. 已包括於經營支出：		
由海油總公司集團及本集團的合營公司提供的服務：		
外雇人員服務	18,165	6,263
物資、公用事業及其他配套服務	35,548	61,146
運輸業務	709	1,189
辦公室、貨倉及船舶停泊處租賃服務	10,093	15,298
修理及維護服務	2,282	1,270
管理服務	2,522	5,690
	69,319	90,856

在上文中，截至2006年6月30日止六個月，合營公司所提供服務的數額合共人民幣2,778,000元（截至2005年6月30日止六個月：人民幣24,837,000元）。

C. 已包括於利息收入：		
從中海石油財務有限責任公司所賺得的利息收入	1	1

	2006年6月30日（未經審核）人民幣千元	2005年12月31日（經審核）人民幣千元
D. 存款及貸款：		
存放於中海石油財務有限責任公司的存款	89	103

本公司及上述關連人士同屬海油總公司集團，並受相同最終控股公司的共同控制。

本公司就雇員福利安排，提供物資，公用事業及配套服務、提供技術服務，租賃物業及其他各種商業安排與海油總公司集團訂立多項協議。

於2006年6月30日合營公司的結餘爲無抵押、免息及無固定償還期。

本公司董事認爲，與關連人士進行的上述交易乃在正常業務過程中進行。

18.經營租賃安排

本集團根據經營租賃安排租用若干辦公室物業及經營設備。租約的年期一般介乎1至7年。

於結算日，本集團根據不可撤銷經營租賃安排有以下最低租金付款：

	2006年6月30日 （未經審核） 人民幣千元	2005年12月31日 （經審核） 人民幣千元
於1年內	81,554	59,960
於第2至第5年（包括首尾兩年）	222,509	230,222
於5年後	22,347	49,162
	326,410	339,344

19.資本性承諾

於2006年6月30日本集團主要爲購建或採購固定資產作出下列資本性承諾：

	2006年6月30日 （未經審核） 人民幣千元	2005年12月31日 （經審核） 人民幣千元
已簽訂合同但未撥備	1,828,847	450,316
已批準但未簽訂合同	1,582,078	1,877,503
	3,410,925	2,327,819

20.或然負債

於2006年6月30日，本集團並無任何重大或然負債。

21.批準中期財務報表

董事會於2006年8月21日批準及授權刊發截至2006年6月30日止六個月的中期財務報表。

公司指引

公司總部
河北省三河市燕郊經濟技術開發區
海油大街18號
電話：(8610) 8452 2797
傳真：(8610) 8452 2133

註册地址
中國天津市塘沽區海洋高新技術開發區
河北路3－1516號

北京分公司
北京市東城區朝陽門北大街25號
海洋石油大厦610B
電話：(8610) 8452 1687
傳真：(8610) 8452 1817

香港辦公室
香港花園道1號中銀大厦65層
電話： (852) 2213 2500
傳真： (852) 2525 9322

股票代碼
香港證券交易所:2883.HK
美國一級存托憑證：CHOLY

香港註册地
香港中央證券登記有限公司
香港灣仔皇後大都東183號合和中心46樓
電話：(852) 2862 8555 (852) 2862 8628
傳真：(852) 2865 0990 (852) 2529 6087

審計事務所
安永會計師事務所
香港中環金融街8號國際金融中心2期18樓
電話：(852)－28469888
傳真：(852)－28684432

律師事務所
君合律師事務所
北京市建國門北大街8號華潤大厦20層
電話：(86－10) 8519－1300
傳真：(86－10) 8519－1350

盛德律師事務所
香港中環金融街8號
國際金融中心2期39樓
電話：(852) 2509 7888
傳真：(852) 2509 3110

公關公司
iPR奥美公關
香港皇後大道中99號
中環中心26樓2608－2610室
電話：(852) 2136 6185
傳真：(852) 3170 6068

印刷商
迅捷財經印務有限公司
香港中環德輔道中71號永安集團大厦20樓
電話：(852) 2536 2288
傳真：(852) 2522 8922

董事會成員
傅成玉
董事長
袁光宇
執行董事
李勇
執行董事
吴孟飛
非執行董事
闆焱
獨立非執行董事
鄺志强
獨立非執行董事
蔣小明
獨立非執行董事

審計委員會
鄺志强
主席
闆焱
蔣小明

薪酬委員會
闆焱
主席
袁光宇
吴孟飛
鄺志强
蔣小明

提名委員會
袁光宇
主席
闆焱
蔣小明

監事會
張本春
監事會主席
唐代治
監事
肖健文
監事
張敦杰
獨立監事

公司高管
袁光宇
首席執行官兼總裁
李勇
執行副總裁兼首席運營官
鐘華
執行副總裁兼首席財務官
陳衛東
執行副總裁兼公司秘書
李迅科
高級副總裁
唐代治
高級副總裁
徐雄飛
高級副總裁



中海油田服務股份有限公司 2006
CHINA OILFIELD SERVICES LIMITED 2006

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